U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant’s name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

Quarterly Report for the Three and Nine Months Ended September 30, 2013

(November 14, 2013)

     The following report and the discussion and analysis of our financial condition and results of operations for the three- and nine-month periods ended September 30, 2013 should be read in conjunction with our unaudited interim financial statements and notes for the three and nine months ended September 30, 2013, our 2012 annual audited financial statements and the notes thereto and 2012 annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian securities regulators. Our financial statements for the three and nine months ended September 30, 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

     Unless otherwise stated, all references to dollar amounts herein are to United States dollars and all references to “C$” herein are to Canadian dollars. As used in this document, the terms “we”, “us” and “our” mean MFC Industrial Ltd. and our subsidiaries, unless otherwise indicated. Due to rounding, numbers presented throughout this document may not add up precisely to totals we provide and percentages may not precisely reflect the absolute figures.

Disclaimer for Forward-Looking Information

     Certain statements in this document are forward-looking statements, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding our proposed projects or our beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, commodities prices, exchange rates, our ability to identify, complete and finance additional acquisitions and sources of supply for our global commodity supply chain business and our ability to manage our assets and operating costs, may prove to be incorrect. No forward-looking statement is a guarantee of future results. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including those described herein and in our 2012 annual report on Form 20-F. Such forward-looking statements should therefore be construed in light of such factors. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with our legal or regulatory obligations, we are not under any obligation and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risk Factors” section of this report and in our annual report on Form 20-F for the year ended December 31, 2012 filed with the SEC and Canadian securities regulators.

Note Regarding Mineral and Natural Gas Disclosure

     As a reporting issuer in Canada, we are required by Canadian law to provide disclosure respecting our mineral interests in accordance with National Instrument 43-101 (“NI 43-101”). Accordingly, investors are cautioned that the information contained in this quarterly report may not be comparable to similar information made public by U.S. companies under the United States federal securities laws and the rules and regulations thereunder. In particular, the terms “measured resource”, “indicated resource” and “inferred resource” as may be used herein are not defined in the SEC’s Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves with demonstrated economic viability. In addition, the estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

     Where applicable, barrels of oil equivalent, referred to as “boe”, amounts have been calculated using a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOEs may be misleading, particularly if used in isolation.

     The following industry specific terms and abbreviations are utilized in this document:

  bbl/d – Barrels per day.

  boe/d – Barrels of oil equivalent per day.

  mbbl – Thousand barrels.

  mboe – Thousand barrels of oil equivalent.

  mcf – Thousand cubic feet.

  mcf/d – Thousand cubic feet per day.

  mmcf – Million cubic feet.

  mmcf/d – Million cubic feet per day.

  Natural gas or gas – The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions are essentially gases, but which may contain natural gas liquids. Natural gas can exist in a reservoir either dissolved in crude oil (solution gas) or in a gaseous phase (associated gas or non-associated gas). Non-hydrocarbon substances may include hydrogen sulphide, carbon dioxide, and nitrogen.

  Net acres – The sum of the fractional working interests owned by us in gross acres.

  NGL or NGLs – Natural gas liquid or natural gas liquids, which are naturally occurring substances found in natural gas, including ethane, butane, isobutane, propane and natural gasoline, that can be collectively removed from produced natural gas, separated into these substances and sold.

  Working interest – The interest in a property which gives the owner that share of production from the property. A working interest owner bears that share of the costs of exploration, development and production in return for a share of production. Working interests are typically burdened by overriding royalty interest or other interests.

MFC INDUSTRIAL LTD.
IS A GLOBAL COMMODITY SUPPLY CHAIN COMPANY WITH OFFICES IN
VIENNA
CALGARY
NEW JERSEY
VANCOUVER
MEXICO CITY
HONG KONG
SHANGHAI
BUENOS AIRES
AND BEIJING
MFC INDUSTRIAL LTD.
A Global Commodity Supply Chain Company

OUR PRIMARY BUSINESS IS THE
COMMODITY SUPPLY CHAIN BUSINESS,
WHICH IS GLOBALLY FOCUSED.

We source, produce, process, transport, finance, assess risk and warehouse these commodities for producers and consumers around the world.

Our integrated operations include a wide range of commodities such as metals, ceramics, minerals, natural gas, oil, chemicals, plastics, food and beverage additives, animal feed and wood products, which are supported by our captive sources of commodities through strategic investments and other sources secured by us from third parties.

SELECT FINANCIAL DATA

58%

Increase in revenues for the first nine months of 2013,

compared to the same period in 2012.

HISTORICAL GROWTH OF TOTAL ASSETS AND TOTAL EQUITY
All amounts in United States dollars
TOTAL EQUITY	TOTAL ASSETS

HISTORICAL DEBT
All amounts in United States dollars, except ratios
TOTAL DEBT	RATIOS

DEAR FELLOW SHAREHOLDERS

We are pleased to present the results of MFC Industrial Ltd. (“MFC”, the “Company”, “we” or “us”) for the nine- and three-month periods ended September 30, 2013 and to provide you with an update on our recent corporate developments. (All references to dollar amounts are in United States dollars unless otherwise stated.)

In the nine months ended September 30, 2013, our revenues grew by 58% compared to the same period in 2012. This was good, but we can certainly improve. Our EBITDA (earnings before interest, taxes depreciation and amortization) for the current nine-month period was impacted by higher costs of sales. During the three months ended September 30, 2013, our commodities operations were also adversely affected by historically severe flooding in the Southern Alberta, Canada, region in and around the city of Calgary. Such flooding caused us to lose 73 days of natural gas production which resulted in approximately C$7.5 million in lost net revenue and approximately C$1.5 million in capital expenditures for repairs. Such operations returned to normal operating levels on September 26, 2013.

We are pleased with the expansion of our commodity platform into new products and new markets. We saw pricing of some commodities under seasonal pressure during the first nine months of the year. We need to improve on our margins they are still not at what we believe are acceptable levels.

Our policy with any expansion or acquisition is to avoid diluting our shareholders by issuing any new shares, as well as maintaining our financial discipline with our balance sheet and financial ratios.

HIGHLIGHTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013
►	Revenues increased by over 58% to $591.8 million in the nine months ended September 30, 2013 compared to the same period in 2012.
►	EBITDA was $54.6 million for the nine months ended September 30, 2013.*
►

Net income for the nine months ended September 30, 2013 decreased to $22.2 million, or $0.35 per share on a diluted basis, compared to $252.1 million, or $4.03 per share, for the same period of 2012. This was primarily due to the recognition of a bargain purchase of $225.2 million, or $3.60 per share, in the 2012 period, higher costs of sales and the flooding in Alberta, Canada.

►

Development arrangement with local operator at Niton, who will spend a minimum of C$50 million to drill a minimum of 12 net wells on our undeveloped lands in the next three years. MFC can elect to participate for 30% on a look-back basis in such wells, or we can elect to receive a 10% gross royalty on the production. In addition, we will process the natural gas though our processing plant.

►

Annual cash dividend for 2013 is $0.24 per common share. The dividend is 9% higher than that paid in 2012 and based on our per share price at the end of 2012, represents a yield of approximately 2.81% compared to an annual dividend yield of approximately 2.5% for the NYSE Composite Index in 2012. The 2013 cash dividend was paid in equal quarterly installments of $0.06 per common share.

*Note:

EBITDA is not a measure of financial performance under International Financial Reporting Standards (“IFRS”), has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS. See page III of this Letter to Shareholders for a reconciliation of our net income to EBITDA.

I
LETTER TO SHAREHOLDERS

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

Total revenues for the nine months ended September 30, 2013 increased 58% to $591.8 million, compared to $373.9 million in 2012. Revenues were up for the nine months ended September 30, 2013 because of several factors, including the integration of our new operations and increases in volumes for some of our commodities.

EBITDA for the nine months ended September 30, 2013 was $54.6 million. EBITDA has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for our results as reported under IFRS. See page III of this letter for a reconciliation of net income to EBITDA.

Net income for the nine months ended September 30, 2013 decreased to $22.2 million, or $0.35 per share on a diluted basis, from $252.1 million, or $4.03 per share on a diluted basis (which included a bargain purchase gain of $225.2 million in the same period of 2012), for the same period last year. Net income for the current nine month period was down due to several factors, including higher costs of sales and the flooding in Alberta, Canada.

The income statement for the nine months ended September 30, 2013 includes non-cash depletion and depreciation expenses of approximately $18.4 million, or $0.29 per share on a diluted basis. Depletion and depreciation are non-cash expenses and represent the amortization of the historical cost of our natural gas assets and other assets over their economic life. They are income statement expenses but are added back in the cash flow statement.

Revenues for our commodities and resources business were $566.6 million for the nine months ended September 30, 2013, compared to $345.8 million for the same period in 2012. Included are the gross revenues generated by our iron ore royalty interest which, for the nine months ended September 30, 2013, were approximately $18.5 million, compared to $19.7 million in 2012. A total of 2.0 million tons of iron ore products were shipped during the nine months of 2013, compared to 2.3 million tons shipped during the same period in 2012.

Revenues from our merchant banking business were $8.9 million for the nine months ended September 30, 2013, compared to $14.3 million for the same period in 2012.

Other revenues, which encompass our corporate and other operations, were $16.4 million for the nine months ended September 30, 2013, compared to $13.8 million for the same period in 2012.

Costs of sales increased to $508.4 million during the nine months ended September 30, 2013 from $302.9 million for the same period in 2012. Selling, general and administrative expenses increased to $46.3 million for the nine months ended September 30, 2013 from $32.4 million for the same period in 2012.

OVERVIEW OF OUR RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

Our total revenues by operating segment for each of the nine months ended September 30, 2013 and 2012 are broken out in the table below:

REVENUES
All amounts in thousands
	September 30, 2013	September 30, 2012
	nine months	nine months
Commodities and resources	$566,572	$345,822
Merchant banking	8,880	14,290
Other	16,351	13,784

Total revenues	$591,803	$373,896

II
LETTER TO SHAREHOLDERS

Our income from operations for each of the nine months ended September 30, 2013 and 2012 are broken out in the table below:

INCOME FROM OPERATIONS
All amounts in thousands, except per share amounts
	September 30, 2013	September 30, 2012
	nine months	nine months
Commodities and resources	$17,557	$20,995
Merchant banking	13,579	241,776 *
Other	(6,439)	(5,095)

Income before income taxes	24,697	257,676
Income tax recovery (expenses)	1,208	(417)
Resource property revenue tax expenses	(3,611)	(4,010)
Net income attributable to non-controlling interests	(67)	(1,103)

Net income attributable to our shareholders	$22,227	$252,146

Earnings per share, diluted	$0.35	$4.03

*Note:	The first nine months of 2012 included a bargain purchase of $225.2 million or $3.60 per share.

EBITDA BREAKDOWN

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Management uses EBITDA as a benchmark measurement of its own operating results, and as a benchmark relative to its competitors. Management considers it to be a meaningful supplement to net income as a performance measure primarily because we incur depreciation, depletion and amortization expenses and EBITDA generally represents cash flow from operations. The following table reconciles our EBITDA to net income for the nine months ended September 30, 2013 to net income.

EBITDA (earnings before interest, taxes, depreciation and amortization)
All amounts in thousands
September 30, 2013
Net income	$22,294
Income taxes	2,403
Finance costs	11,551
Depreciation, depletion and amortization	18,383

EBITDA	$54,631

*Note:

EBITDA is not a measure of financial performance under IFRS, has significant limitations as an analytical and should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS.

III
LETTER TO SHAREHOLDERS

INTERNATIONAL JUST-IN-TIME DELIVERIES

▪

STRATEGIC INVESTMENTS IN RESOURCE ASSETS

▪

OFFTAKE AGREEMENTS

▪

COMMODITIES FOR SPECIFIC, COMMITTED BUYERS

▪

PURCHASING, SELLING, PROCESSING AND DELIVERING

IV
LETTER TO SHAREHOLDERS

REVENUE BREAKDOWN BY REGION

The following pie chart shows our revenue by region for the nine months ended September 30, 2013.

REVENUE BY REGION

FINANCIAL

The following table highlights certain selected key numbers and ratios as of September 30, 2013 in order to assist our shareholders to better understand MFC’s financial position.

FINANCIAL HIGHLIGHTS
All amounts in thousands, except per share amount and ratios
September 30, 2013
Cash, cash equivalents and securities	$293,478
Short-term deposits	188
Trade receivables	95,504
Current assets	686,400
Total assets	1,289,413
Current liabilities	287,645
Working capital	398,755
Current ratio*	2.39
Acid test ratio*	1.50
Total liabilities	551,515
Shareholders’ equity	735,339
Equity per common share	11.76

*Note:	The current ratio is calculated as current assets divided by current liabilities. The acid test ratio is calculated as cash and cash equivalents plus short-term cash deposits, short-term securities and receivables divided by total current liabilities (excluding liabilities relating to assets held for sale).

V
LETTER TO SHAREHOLDERS

LIQUIDITY

As at September 30, 2013, we had cash, short-term deposits and securities of $293.7 million. We monitor our capital on the basis of our debt-to-adjusted capital ratio and long-term debt-to-equity ratio.

LIQUIDITY
All amounts in thousands
	September 30, 2013	December 31, 2012
Total debt	$186,532	$162,993
Less: cash and cash equivalents	(281,225)	(273,790)

Net debt (net cash & cash equivalents)	(94,693)	(110,797)
Shareholders’ equity	735,339	737,091

LONG-TERM DEBT

The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity.

LONG-TERM DEBT AND DEBT METRICS
All amounts in thousands, except ratio
	September 30, 2013	December 31, 2012
Long-term debt, less current portion*	$145,977	$118,824
Shareholders’ equity	735,339	737,091
Long-term debt-to-equity ratio	0.20	0.16

*Note:	This table does not include the MPP term financing as it involves a purchase option & future processing fees.

CREDIT FACILITIES

We maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term, and are used for day-to-day business and structured financing activities in commodities. The amounts drawn under such facilities fluctuate with the type and level of transactions being undertaken.

As at September 30, 2013, we had credit facilities aggregating $492.9 million as follows: (i) unsecured revolving credit facilities aggregating $219.6 million from banks; (ii) revolving credit facilities aggregating $47.1 million from banks for structured solutions, a special trade financing where the margin is negotiable when the facility is used; (iii) a non-recourse factoring arrangement with a bank for up to $128.6 million for our commodities activities. We may factor our commodity receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) a foreign exchange credit facility of $59.6 million with a bank; and (v) secured revolving credit facilities aggregating $38.0 million. All of these facilities are renewable on a yearly basis.

UPDATE ON OUR NATURAL GAS & MIDSTREAM FACILITIES

In June 2013, Alberta, Canada, experienced heavy rainfall that triggered catastrophic flooding described by the provincial government as the worst in Alberta’s history. Rivers and their tributaries were particularly affected. Four people were confirmed dead as a direct result of the flooding and over 100,000 people were displaced throughout the region. Total damage estimates exceeded C$5 billion and in terms of insurable damages, is one of the costliest disasters in Canadian history.

One of our sour gas pipelines and a fuel gas line that feed our main gas processing facility were damaged and exposed by the flooding at the Sheep River crossing, and our Incident Management Team was activated.

VI
LETTER TO SHAREHOLDERS

Although there were no leaks, there was surface damage to the protective covering, necessitating the decision to block in all sour production and sweeten and de-pressure the exposed line to eliminate any chance of a release. All sour gas wells feeding the pipeline were shut in. The sour gas production without this pipeline was not enough to keep our plant running and so the plant was shut down in mid-July 2013.

We have spent approximately C$1.5 million to repair the pipeline and gas line. This project required significant effort, including: surveys; line locates; excavation; work crews; sourcing pipe; arranging for welders; and applying for an updated pipeline license.

The high pressure drill method of replacing the pipe was required to ensure regulatory approval without disturbing the river and wildlife. On September 26, 2013, the high sour gas gathering system was brought back on line to pre-flood volumes and the plant showed little effects of the prolonged shut down.

We have filed a claim with the insurer for approximately C$9 million which includes approximately C$7.5 million in lost revenues for the three month period, while the balance is for the actual repair costs associated with the replacement of the pipeline.

NITON ARRANGEMENT

In November 2013, we entered into an agreement with an experienced local oil and gas company (the “Operator”) to develop certain oil and gas properties held by us in the Niton area of Alberta. The Operator is an oil and gas exploration and production company that has a significant presence in the area already, and currently produces 7,000 – 8,000 boe/d.

Terms

  The Operator will spend a minimum of C$50 million to drill at least three net wells per year and a total of 12 net wells (to a minimum of 800 horizontal meters each) during the initial three-year term.
  The Operator will pay 100% of the drilling and completion costs of each well at its sole risk and expense.
  After a well is drilled and there is continuous production from each well we can elect to participate for up to 30% on a look-back basis in the working interest of each well by paying 25% of its actual costs; or
  Alternatively, we can elect to receive a 10% gross royalty on the production instead.
  We will process substantially all the natural gas produced from the new wells through our processing plant for the life of the wells.

MARGINAL WELLS

A portion of our production comes from predominantly shallow low productivity, low pressure dry gas wells located in Southern Alberta. The challenge facing us and other operators in the region arises from trying to profit from these assets in a low gas price environment coupled with high operating costs.

The strategy to address these profitability issues is focused on implementing a “marginal well” operation to achieve the lowest possible cost of production, as well as potentially layering in a gas price hedging program to improve the revenue profile. The marginal wells in this area are homogenous, low risk, low decline, multi-zone production that includes gas and light oil opportunities. There is an extensive low pressure, large diameter gathering system owned and operated in the area which provides competitive advantages and flexibility to acquire and operate similar assets in an efficient manner.

VII
LETTER TO SHAREHOLDERS

USING OUR FINANCIAL RESOURCES AS LEVERAGE TO HELP FINANCE ONE OR BOTH SIDES OF A COMMODITY TRANSACTION

■

KEY LOCATION WAREHOUSING, PROCESSING, PACKAGING AND DELIVERING INTERNATIONAL JUST-IN-TIME DELIVERIES

■

PROVEN RELIABLITY AND CONSISTENT QUALITY

VIII
LETTER TO SHAREHOLDERS

In addition to the development of our existing lands, opportunities exist in the region for further consolidation and acquisition. Our marginal wells are expected to be economically stronger as part of an expanded entity with similar homogenous well types and we have an opportunity to acquire wells that other producers have struggled to operate under their higher-cost structures. By offering such producers the opportunity to dispose of these marginally productive wells, we are in a better position to acquire these and establish a profitable earnings profile. We intend to focus on additional cost reduction and optimization through a variety of means.

Wells and other processing facilities: The following table sets out our average sales prices, operating costs, royalty amounts, transportation costs and production for the nine months ended September 30, 2013:

NATURAL GAS WELLS (COSTS AND PRODUCTION)
All amounts in Canadian dollars, except production numbers
For the nine months ended September 30, 2013
	Natural Gas	NGLs(1)	Crude Oil	Total
	(C$/mcf)	(C$/bbl)	(C$/bbl)	(C$/boe)
Price(2)	C$ 3.34	C$ 78.41	C$ 87.36	C$ 30.48
Royalties	0.63	25.77	20.88	6.96
Transportation costs	0.14	4.61	2.55	1.34
Operating costs(3)	—	—	—	13.48
Production(4)	13,054 mmcf	306.1 mboe	86.0 mbbl	2,567.7 mboe

Notes:	(1)	Includes sulphur.
	(2)	Average sales price includes third party processing fees.
	(3)	A portion of our natural gas production is associated with crude oil production. Excludes the impact of hedging on prices and does not include non-cash operating costs of C$5.48 per boe consisting of depletion, depreciation and amortization. Operating costs per individual product are not available as they are charged to gas production only, and any allocation would be arbitrary.
	(4)	Net of working interest.

Update on our Midstream Facilities: The plans for our gas processing facility include the development of midstream facilities that will help reduce our exposure to the volatility of natural gas prices and have the potential to create long-term stable processing income, as well as a value-added-component for our natural gas asset. Our strategy involves pursuing bolt-on or value-added projects to our existing facility. We have placed the orders for the generators for the co-generation plant (17 to 60 MW) that will provide electricity for our own use with any surplus power being sold to the electrical grid.

Well Cycle Policy: Our well cycle policy gives us the ability to maximize and protect the value of our assets by shutting in unprofitable production until natural gas pricing returns to adequate economic levels. When our production becomes economical we will resume operations.

Land bank: Our land bank as at September 30, 2013 was 289,420 net undeveloped acres (1,171.2 square kilometers) which we do not plan to sell or develop at this time.

UPDATE ON NEW MARKETS AND EXPANSION OF OUR COMMODITIES PLATFORM

As part of the integration of MFC Resources Inc. (formerly: ACC Resources) (“MFCR”) into our group, we are now utilizing our Shanghai office for our China sourcing and freight forwarding from Asia. One of our main goals at MFCR is to reduce the cost of shipping which is the key component to enhancing their competiveness.

We are evaluating the possible value added benefits of establishing a warehouse facility at our existing natural gas processing plant in Alberta, which would provide central distribution into the Canadian and U.S. oil and gas and farming industries.

IX
LETTER TO SHAREHOLDERS

The facility benefits from a rail terminal, which runs to the west coast of Canada linking into the ports of Seattle and Tacoma in the U.S. as well as Vancouver in Canada.

One of our new trading products in Mexico is proppants, which are purchased in China, and shipped, warehoused and sold in South America. We have also increased management personnel in these markets.

UPDATE ON THE ROYALTY INTEREST AT THE WABUSH MINE

In March of this year, the operator of the Wabush Iron Ore Mine (“Wabush”), Cliffs Natural Resources Inc. (“Cliffs”), has announced that it was changing its production of the mine to iron ore concentrates from iron ore pellets. In the third quarter of this year, Cliffs started shipping concentrate as well as pellets. For the nine months ended September 30, 2013, Cliffs shipped a total of 2,034,271 tons of iron ore pellets and concentrate, compared to 2,338,303 tons in 2012. The price per ton (ore pellets and/or concentrate) for the nine months was C$9.34 versus C$9.49 in the same period in 2012.

The following table shows tonnage and pricing from our royalty interest for the three months ended September 30, 2013 and 2012.

ROYALTY INTEREST PAYMENTS FROM THE WABUSH MINE
All amounts in are in Canadian dollars, except tonnage amounts
	September 30, 2013	September 30, 2012
	three months	three months
Total tonnage shipped	1,176,984	944,701
Average price per ton	$9.34	$9.40
Revenue from pellets	$10,996,562	$8,885,858

Cliffs have narrowed their 2013 full year Eastern Canadian iron ore sales and production volume expectations to 8.5 million to 9 million tons, up slightly from their previous range of 8 million to 9 million tons. This is comprised of 5.5 million to 6 million tons from other Eastern Canadian mines and 3 million tons from Wabush.

UPDATE ON OUR CAPTIVE SOURCES OF FERROUS METALS AT PEA RIDGE

MFC has appointed a new general manger to manage our interest in Pea Ridge mine and work with our partner, Alberici Group, Inc. in St Louis, Missouri.

The project is currently at a preliminary stage and any decision on proceeding, including development activities, is dependent on the completion of further analysis, including feasibility studies. Activities at the project are proceeding in an orderly fashion and it is currently anticipated that substantial additional expenditures will be incurred in order to determine the feasibility of the project.

ANNUAL CASH DIVIDEND

In January, our Board of Directors declared an annual cash dividend for 2013 of $0.24 per common share. The dividend is 9% higher than the dividend paid in 2012 and represents a yield of approximately 2.81% compared to an annual dividend yield of approximately 2.5% for the NYSE Composite Index in 2012. Details of the dividend are as follows:

X
LETTER TO SHAREHOLDERS

BROAD SPECTRUM OF COMMODITIES

■

PRODUCT SOURCING AND DEVELOPMENT

■

CREATING ADDITIONAL VALUE THROUGH SPIN-OUTS

■

CASH DIVIDEND POLICY

■

BUILDING VALUE THROUGH ACQUISITIONS AND RESTRUCTURING

XI
LETTER TO SHAREHOLDERS

  The 2013 cash dividend was paid in equal quarterly installments of $0.06 per common share.
  The first payment was paid on February 8, 2013.
  The second payment was paid on April 22, 2013.
  The third payment was paid on July 30, 2013.
  Final payment was paid on October 28, 2013.

INDUSTRY GROUP COMPARISON

The following charts show for comparison purposes selected ratios for the major players in the commodity supply chain business and MFC for the years ended December 31, 2011 and 2012, and the current year to date.

*Note:	The information for Glencore, Noble and Bunge for the third quarter of 2013 was not available at the time of printing of this letter, so information for the second quarter was used.

The following chart shows our year to date share price in comparison to two large companies in our industry. We are not necessarily proud of this table, but believe it is relevant to review.

SHARE PRICE COMPARISON
All amounts in US dollars, except change percentages
COMPANY	02 JAN 2013	11 NOV 2013	CHANGE	CHANGES IN 2012*
Noble Group	1.20	1.07	-10.83%	0.00%
Glencore Int’l	376.50	330.75	-12.15%	-15.99%
MFC Industrial	8.72	8.12	-6.88%	+20.59%

*Note: Based on January 1 and December 31, 2012.

ACCOUNTING NOTES

Revision of bargain purchase during the measurement period

Pursuant to IFRS 3, Business Combinations, comparative information for prior periods presented in financial statements is revised to account for adjustments made during the measurement period in connection with a business combination.

In September 2012, we acquired a 100% equity interest in Compton Petroleum Corporation (“Compton”) and recognized a bargain purchase of $244.6 million in the consolidated financial statements for the year ended December 31, 2012. During the measurement period in September 2013, the fair values of the assets and liabilities of Compton were revisited and it was determined that the bargain purchase was $222.8 million on the acquisition date. As a result, interest on liabilities was recomputed and finance costs were reduced by $0.8 million for the year ended December 31, 2012.

XII
LETTER TO SHAREHOLDERS

In addition, expiry loss of the unproved lands of $0.9 million was de-recognized for the year ended December 31, 2012.

The following table reconciles the retained earnings as at December 31, 2012 before and after the adjustments during the measurement period in connection with the acquisition of Compton:

RETAINED EARNINGS
All amounts in thousands
As at December 31, 2012
Retained earnings as previously reported	$426,184
Changes during measurement periods:
■ Bargain purchase	(21,821)
■ Effects resulting from the adjustments since the acquisition date	1,715

Retained earnings, revised	$406,078

Decommissioning obligations

Our provisions for decommissioning obligations represent management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows.

Decommissioning obligations were $106.9 million at September 30, 2013 and $136.6 million at December 31, 2012, or a change of $30.0 million during the nine months ended September 30, 2013. These changes are primarily recorded with a corresponding change to the carrying amounts of related properties. Adjustments to the carrying amounts of related properties have no profit or loss impact.

CORPORATE TAXATION

We are a company that strives to be fiscally responsible. The corporate income tax paid in cash was approximately $2.3 million for the nine months ended September 30, 2013.

Respectfully Submitted,

Michael J. Smith
Chairman of the Board

XIII
LETTER TO SHAREHOLDERS

CORPORATE INFORMATION

BOARD OF DIRECTORS	OFFICES AND SUBSIDIARIES

Michael J. Smith
Director since 1987

Dr. Shuming Zhao*
Director since 2004

Robert Ian Rigg*
Director since 2010

Indrajit Chatterjee*
Director since 2005

Ravindra Prakash
Director since 2011

Silke S. Stenger*
Director since 2013

* Member of the Audit Committee

AUDITORS

PricewaterhouseCoopers LLP
Suite 700
Howe Street
Vancouver, BC V6C 3S7
Canada
Telephone: 1 (604) 806 7000
www.pwc.com/ca

STOCK LISTING

New York Stock Exchange
11 Wall Street
New York, NY 10005
Telephone: 1 (212) 656 3000
Email: nyselistings@nyse.com

Trading Symbol: MIL

WEBSITE

www.mfcindustrial.com

AUSTRIA

Millennium Tower, 21st Floor
Handelskai 94-96
1200 Vienna, Austria
Telephone: (43) 1 24025 0
Email: office@mfc-commodities.com

HONG KONG

Suite 803, 8th Floor, Dina House
Ruttonjee Centre,
11 Duddell Street
Hong Kong SAR, China
Telephone: (852) 2840 1230
Email: mfc@mfinancialcorp.hk

CANADA

400 Burrard Street
Suite 1620
Vancouver, BC Canada V6C 3A6
Telephone: 1 (604) 683 8286
Email: rrandall@bmgmt.com

CANADA

1035 7th Ave S.W.
Suite 400
Calgary, AB Canada T2P 3E9
Telephone: 1 (403) 237 9400
Email: cmt@comptonpetroleum.com

UNITED STATES

One Maynard Drive
Park Ridge, NJ 07656 USA
Telephone: 1 (201) 307 1500
Email: info@accr.com

CHINA

Room 2409, Shanghai Mart Tower
2299 Yan An Road West
Changning District
Shanghai, P.R. China 200336
Telephone: (86) 21 6115 6996
Email: office@mfc-china.com

CHINA

Room 1807, The Exchange Beijing
No. 118, Jianguo Road (Y1)
Chaoyang District
Beijing, P.R. China 100022
Telephone: (86) 10 6567 8200
Email: info@accr.com

ARGENTINA

Avenida Alicia Moreau Justo 1750
Segundo Piso “D”
C1107AAV Buenos Aires, Argentina
Telephone: (54) 11 5238 7788
Email: info@accr.com

MEXICO

Bosques de Alisos No. 47B
Officina A1 - 01
Bosques de las Lomas, Cuajimalpa
Mexico D.F. C.P. 05120, Mexico
Telephone: (52) 55 9177 7440
Email: inquires@possehl.com.mx

CORPORATE CONTACT

R. Randall
MFC Industrial Ltd.
Telephone: 1 (604) 683 8286 ex 22
Email: rrandall@bmgmt.com

INVESTOR RELATIONS

Cameron Associates Inc.
535 Fifth Ave, 24th Floor
New York, NY 10017, USA
Telephone: 1 (212) 245 4577
Email: kevin@cameronassoc.com

TRANSFER AGENT

Computershare
480 Washington Blvd, 27th Floor
Newport Office Center VII
Jersey City, NJ 07310, USA
Telephone: 1 (888) 478 2338
www.computershare.com

XIV
LETTER TO SHAREHOLDERS

Nature of Business

     We are a global commodities supply chain company, which sources and delivers commodities and materials to clients, with an expertise on the financing and risk management aspects of their businesses. Our business is divided into three reportable segments: (i) commodities and resources, which includes our commodities activities and mineral and energy resources; (ii) merchant banking, which includes structured solutions, financial services and proprietary investing activities; and (iii) other, which encompasses our corporate and other investments and business interests, including our medical supplies and servicing business and corporate.

   Commodities and Resources

     Our commodity supply chain business is globally focused and includes our integrated commodities operations and our mineral and energy interests. We conduct such operations primarily through our subsidiaries based in Austria, Canada, the United States and Latin America, and we supply various commodities to our customers, including minerals and metals, natural gas, chemicals, refractory and ceramic materials and wood products. Our commodities originate either from our interests in resource projects or are secured by us from third parties. We also derive production royalty revenue from a mining sub-lease.

     Our commodities operations include sourcing and supplying commodities. To a lesser extent, we also act as an agent for our clients. Our commodities operations often utilize innovative trading strategies and structures. We currently engage in purchases and sales with commodity and other producers who are unable to effectively realize sales due to their specific circumstances.

     We often purchase or produce the underlying commodity and sell it to an end buyer or transfer it for another commodity, which will subsequently be sold. Further, commodity producers and end customers often work with us to better manage their internal supply chain, distribution risk and currency and capital requirements. In such commodities operations, we try to capture various commodities, financing and currency spreads. Through our operations, we have been able to develop ongoing relationships with commodity producers, end customers and financiers and integrate them into our financial activities.

     We generally source commodities from Asia, Africa, Europe, North America and the Middle East. Our commodities are sold in global markets.

     We provide logistics, supply chain management and other services to producers and consumers of commodities. These activities provide cost effective and efficient transportation, as well as providing payment terms for working capital requirements for our customers and partners. These activities are supported by strategic direct or indirect investments in natural resource assets operating in our core commodities.

     Our commodities and resources business employs personnel worldwide. Our main marketing office is located in Vienna, Austria. We also maintain offices in Canada, the United States, Mexico and China. In addition, we establish relationships with and seek to further market our products through agents located worldwide. Our marketing and investment activities in the commodities and resource sector are supported by a global network of agents and relationships. This network provides us with worldwide sourcing and distribution capabilities.

     In November 2012, we expanded our commodities operations by acquiring a controlling interest in two affiliated companies based in New Jersey, U.S.A (“MFCR”) and in Mexico City, Mexico (“Possehl”). These are fully integrated commodity supply chain companies, specializing in industrial raw materials, chemicals and various other products. The aggregate purchase price for a 70% interest in MFCR and a 60% interest in Possehl was approximately $20.9 million. We are scheduled to pay an additional $2.3 million in November 2013 to acquire an additional 10% interest in MFCR. The purchase price may be offset against other amounts and/or subject to adjustment based on pending valuations of real property and occurrence of certain adjustment events. In addition, the underlying agreements provide for, among other things, the future acquisition of additional interests in MFCR and Possehl in certain circumstances.

     In 2012, we acquired a 75% equity interest in, and certain debts of, Kasese Cobalt Company Limited (“Kasese”), whose operations previously comprised of the recovery of cobalt metal from pyrite tailings located near its refinery in Uganda. Its assets also include a hydro-electric power station. Commencing in the first quarter of this year, we increased the processing of tailings and began converting the power plant to a stand-alone power supplier. The pyrite processing was completed in August 2013. We are currently evaluating our options to dismantle or otherwise dispose of the plant.

     We indirectly derive production royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada. This sub-lease commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd., which holds a direct mining lease from the Province. The mine is operated by Cliffs Natural Resources Inc. (“Cliffs”).

     In 2012, 2011 and 2010, 3.2 million, 3.5 million and 3.8 million tons of iron products, respectively, were shipped. In July 2013, Cliffs announced that it idled the Pointe Noire pellet plant during the second quarter 2013 and, going forward, it expects to produce only an iron ore concentrate product from the mine. A total of 1,176,984 tons and 944,701 tons of iron ore products were shipped during the three months ended September 30, 2013 and 2012, respectively.

     Iron ore shipments from the Wabush mine are subject to seasonal and cyclical fluctuations. The royalty is paid quarterly and is based on the tonnage shipped. One of the major components in the calculation of the royalty rate payable is based on the most recently published price of a particular iron ore pellet. Pursuant to the terms of the mining sub-lease, the royalty payment is not to be less than C$3.25 million per annum until its expiry. In 1988, the royalty rate was amended to require a base royalty rate of C$1.685 per ton with escalations as defined in the sub-lease. We are obligated to make royalty payments of C$0.22 per ton on shipments of iron ore products to the lessor. Cliffs applies a portion of the royalty payments under the sub-lease to make such royalty payments to the lessor.

     Historically, iron-ore benchmark prices were determined in the first quarter of the calendar year through negotiations between the major producers and their most significant customers. These prices were then generally adopted by the other suppliers when published.

     A shift in the marketplace has, among other things, made obsolete certain of the world iron ore pellet pricing methodology for calculating the royalty rate due to us contained in our sub-lease for the Wabush iron mine. As a result of these market changes, and as the sub-lease permits us to renegotiate an increase in the royalty rates when the mine achieves certain profitability thresholds, which we believe have been obtained, we served the mine operator with notice of arbitration respecting our entitlement to a new base rate for the royalty and a determination for the calculation of future royalty pricing. We have also provided the mine operator with a notice of arbitration seeking recovery for royalty underpayments in 2010. The outcome of such proceedings cannot be determined at this time.

     Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, whereby iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron, which is subsequently transformed into steel.

     The following table sets forth historical total iron ore shipments (which include pellets, chips and concentrates) and royalty payments to us based upon the amounts reported to us by the Wabush mine operator:

							Gross
							Average
					Total	Gross	Royalty
	Tonnage Shipped				Tonnage	Royalties	Rate/Ton
Year	Q1	Q2	Q3	Q4	Shipped	Received(1)	Received
	(In thousands, other than the Royalty Rate)
	(All monetary amounts in Canadian dollars)
2013	393	465	1,177	N/A	2,034	19,004	9.34
2012	482	911	945	851	3,189	31,191	9.78
2011	719	796	1,311	646	3,472	31,607	9.10
2010	874	941	832	1,105	3,752	22,915 (2)	6.11
2009	402	386	1,202	1,198	3,188	17,350	5.44
____________________

Notes:
(1)	Subject to a 20% resource property revenue tax.

(2)	Does not include the amount of arbitration award.

     We hold a 50% interest in the Pea Ridge Iron Ore Mine located in Sullivan, Missouri, USA, approximately 70 miles southwest of St. Louis, Missouri, USA. The mine operated as an underground mine between 1963 and 2001 and was originally developed as a partnership between Bethlehem Steel Corporation and St. Joe Minerals Corp., operating as the Meramec Mining Company. From 1981 to 1987, the mine was operated by Fluor Corporation and was subsequently acquired by Woodridge Resources Corporation until its closure in 2001. From 2001 until we acquired our interest in the Pea Ridge Mine, operations at the mine had been limited to the reclamation of resource settlement ponds. Historic data and records indicate that approximately 58.5 million short tons of iron ore were removed from the mine between 1963 and 2001.

     The Pea Ridge Mine includes the historic mine deposit along with a large tonnage of tailings material. Prior infrastructure remains in place, including access to underground workings, two vertical mine shafts with hoists and headframes, a plant building and tailings and settling ponds. The mine’s location is served by highways connecting to the U.S. interstate highway system and has a presently unused rail spur line connecting to the Union Pacific railway system.

     During the nine months ended September 30, 2013, we and our partner Alberici Group, Inc. continued to study processing the tailings at and re-opening the Pea Ridge Mine. In the second quarter of 2012, our independent consultants, Behre Dolbear and Company (USA), Inc., completed an updated independent NI 43-101 compliant technical report (the “Technical Report”), upgrading previously disclosed historic resources estimates to current resource estimates. Their report estimates include an in situ (originally present) measured and indicated resource of 248.7 million short tons at 52.87% magnetic iron and 57.82% total iron and an inferred resource of 15.8 million short tons at 53.67% magnetic iron and 57.64% total iron based on a cut-off grade of 40% magnetic iron.

     In completing the Technical Report, our independent consultants conducted, among other things, an audit of historic drill hole data, a confirmatory re-sampling and analysis program on the extensive library of drill core maintained at the Pea Ridge Mine site. Readers should refer to the full text of the Technical Report, titled “Technical Report on the PRR Mining Pea Ridge Property” dated August 13, 2012, for further information regarding the Pea Ridge Mine, a copy of which is available under our profile at www.sedar.com.

     In addition to completion of the Technical Report, as part of the work necessary to evaluate the re-opening of the Pea Ridge Mine, we engaged consulting firms to investigate the depth and shape of the top and bottom of the subsidence cave zone which is present above the mine deposit. This work included direct measurements of the size and extent of the cave zone within existing vertical drill holes above a portion of the Pea Ridge Mine deposit. Having received the results of such investigation, we are, together with our consultants, considering additional steps in the evaluation of the cave zone. We believe that the results of this work will be useful in determining the best way to develop and project. Additionally, in 2012 we commenced exploration and development work in connection with the large tonnage of tailings materials of the Pea Ridge Mine site. Such work continued into the first nine months of 2013 and is ongoing.

     A necessary step in completing further analysis, including feasibility studies is de-watering the existing underground mine workings. We intend to complete additional preliminary analysis and investigations in respect of the project.

     In the third quarter of 2012, we expanded our commodities activities to the energy sector through our acquisition of Compton Petroleum Corporation (“Compton”). As a result, we became engaged in the development, production and processing of natural gas and NGLs in Western Canada. The majority of such operations are located in the central fairway of the Western Canada Sedimentary Basin, primarily situated in the Province of Alberta. We have consolidated such operations since September 7, 2012. As at December 31, 2012, we had an interest in the following wells’ assigned proved reserves: 945 producing natural gas wells, 17 non-producing natural gas wells, 116 producing oil wells, and 7 non-producing oil wells. As of September 30, 2013, we had an undeveloped land position of 289,420 net working interest acres. Our assets are situated in the following areas of the Western Canada Sedimentary Basin: (i) the Rock Creek sands and other Cretaceous sands in the Niton area of central Alberta; (ii) the Cretaceous and Tertiary sands in Okotoks and Southern Alberta; (iii) the Mannville sands in the High River area of southern Alberta; and (iv) the deeper, Belly River sands in the Callum area of southern Alberta.

     The Niton area includes multi-zone, liquids-rich, tight gas plays with production to date primarily coming from Rock Creek and Ellerslie sandstones. We have a large number of mineral agreements that cover specific zonal rights in this area. As of September 30, 2013, we have an average 72% working interest in 86,620 gross acres of land to the base of the Rock Creek Member of the Fernie Group. The Niton area has other productive zones that provide opportunities to expand our development base by moving into other geological horizons. These zones lie above the Rock Creek and include the Wilrich and Notikewin sandstones of the Upper Mannville and Spirit River Group.

     The Southern Plains is comprised primarily of multi Belly River sands along with upper Edmonton Group coal bed methane formations. As well, in select areas of Southern Alberta there are productive Mannville sands. With control of 409,050 gross acres of land at an average 87% working interest, this land base provides a significant multi-year, low risk natural gas drilling inventory. Infrastructure is in place in the area for future production increases.

     Our High River asset is primarily a low to medium permeability Basal Quartz channel sandstone pool, which is the southern Alberta extension of the Lower Cretaceous Deep Basin gas trend.

     We also have interests in substantial established infrastructure, which allows flexibility to effectively manage area development and adjust operations accordingly. Overall, we operate over 50,000 horsepower of compression, totaling 190 mmcf/d of available field compression capacity, having over 191 mmcf/d of operated processing capacity and over 2,000 km of pipeline infrastructure in place. Key facilities are as follows:

  Mazeppa Gas Processing Plant –The Mazeppa sour gas processing plant and the Mazeppa gas gathering system are located in the High River area and currently have production capacity of 90 mmcf/d of sour natural gas and 45 mmcf/d of sweet natural gas. In October 2013, we exercised our purchase option to acquire all of the units of the Mazeppa Processing Partnership (“MPP”), which owns the Mazeppa plant and gathering system, for consideration of approximately C$6.7 million.

  High River – In the High River area there is 9,150 horsepower installed with a gas compression capacity of 42.5 mmcf/d and 270 km of pipeline infrastructure in place. Volumes are all produced through the Mazeppa gas gathering system and sour gas processing plant.

  Southern Alberta Foothills – Our wholly owned Callum and Cowley Gas Processing Plants are currently capable of compressing 19 mmcf/d and ultimately processing 50 mmcf/d through the two existing facilities with the addition of field and/or plant compression. There is currently over 60 km of pipeline infrastructure in the operating area with minimal third party infrastructure in place.

  Edson, Niton, and McLeod – This foothills area property has compression capacity of 23 mmcf/d utilizing over 6,400 horsepower, including our McLeod River Gas Processing Plant with 23 mmcf/d of capacity with 100% plant ownership. Additionally, there are over 185 km of pipeline infrastructure in the area.

  Shallow Gas Properties – Our shallow gas infrastructure consists of over 68 mmcf/d of compression capacity utilizing 30,000 horsepower with over 1,700 km of pipeline infrastructure in place. Final processing gas volumes are linked into the Nova/TransCanada pipeline systems at multiple sales locations.

     During the first nine months of 2013, we produced 13,054 mmcf of natural gas, 306.1 mboe of natural gas liquids (including sulphur) and 86.0 mbbl of crude oil, for total production of natural gas, natural gas liquids and crude oil of 2,567.7 mboe on a net working interest basis. Our average daily production was approximately 9,406 boe/d, including 47,816 mcf/d of natural gas, 1,121 bbl/d of natural gas liquids and 315 bbl/d of crude oil.

     The following table sets out our average sales prices, operating costs, royalty amounts and transportation costs for the nine months ended September 30, 2013:

	Natural Gas	NGLs	Crude Oil	Total
	(C$/mcf)	(C$/bbl)(1)	(C$/bbl)	(C$/boe)
Price(2)	C$3.34	C$78.41	C$87.36	C$30.48
Royalties	0.63	25.77	20.88	6.96
Transportation costs	0.14	4.61	2.55	1.34
Operating costs(3)				13.48
____________________

Notes:
(1)	Includes sulphur.

(2)	Includes third party processing fees.

(3)

A portion of our natural gas production is associated with crude oil production. Excludes the impact of hedging on prices and does not include non-cash operating costs of C$5.48 per boe consisting of depletion, depreciation and amortization. Operating costs per individual product are not available as they are charged to gas production only, and any allocation would be arbitrary.

   Merchant Banking

     Our merchant banking operations include merchant banking and financial services, third-party financing and other services, proprietary investing and our real property. We seek to invest in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized.

     We use our financial and management expertise to add or unlock value within a relatively short time period. Our merchant banking activity is generally not passive and we seek investments where our financial expertise and management can add or unlock value. Proprietary investments are generated and made as part of our overall merchant banking activities and are realized upon over time, sometimes taking more than one year. In addition, we often seek to acquire interests or establish relationships with commodity producers to realize upon potential synergies. Such interests can be acquired through purchases of, or investments in, commodity producers, or through contractual arrangements with them, including off-take agreements. The investments we make in commodity producers are part of our merchant banking strategy. To a degree, our merchant banking and commodities and resources businesses supplement each other, which results in synergies in our overall business activities.

     Our activities include making proprietary investments through investing our own capital and utilizing our expertise to capture investment opportunities. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share or other price. Often such investments are in companies or assets that are under financial, legal or regulatory distress and our services include resolving such distress. Our investing takes many forms and can include acquiring entire businesses or portions thereof, investing in equity, investing in the existing indebtedness (secured and unsecured) of a business or in new equity or debt issues. Our investing is generally not passive and we invest where we believe our expertise in financial restructuring and management and complementary trading and corporate finance capabilities can add or unlock value. Our investing in distressed businesses and/or assets can result in complex and intricate legal issues relating to priorities, claims and other rights of stakeholders. Such issues can result in our being involved in legal and other claims as a result of our overall proprietary investment strategy. Our proprietary investments are often made as a part of, or complementary to, our commodities and resources activities.

     We consider investment opportunities where: (i) our existing participation in the marketing and production of commodities provides expert insight; (ii) we can obtain a satisfactory return of future capital investment; and (iii) such investment integrates with our business. Our philosophy is to utilize our financial strength to realize the commercial potential of assets in markets where we have a comprehensive understanding of the drivers of value.

     In addition, we utilize our established relationships with international financial institutions, insurers and factoring companies to provide flexible customized financial tools, extensive credit and risk management and structured solutions for our customers. Working closely with our customers, our professional staff arrange support of hedging and trading of materials, financing and risk management solutions.

     Our merchant banking activities also include leveraging our trading and financial experience and relationships to provide trading services and trade finance services to our customers.

     Our merchant banking business generates revenues in the form of corporate and trade finance service fees and interest income. We also realize gains from time to time on our proprietary investments, upon their sale, the execution of an equity or debt restructuring, or the completion of other forms of divestment.

   Other

     Our other segment includes our corporate and other operating segments and investments, which include financing joint ventures through our China-based subsidiaries which provides medical services, equipment and supplies.

Cash Dividend

     In January 2011, our board of directors adopted an annual dividend policy, providing for an annual dividend based on the annual dividend yield of the New York Stock Exchange (the “NYSE”) Composite Index (the “NYSE Composite Index”) for the preceding year plus 25 basis points. In 2011 and 2012, we declared and paid quarterly cash dividends aggregating $0.20 and $0.22 per common share, respectively.

     On January 14, 2013, our board of directors declared an annual cash dividend for 2013 of $0.24 per common share. The 2013 dividend is 9% higher than the dividend paid in 2012, and, based on the closing price of $8.55 for our common shares on December 31, 2012, represents a dividend yield of approximately 2.81%, compared to an annual dividend yield of approximately 2.5% for the NYSE Composite Index in 2012. In 2013 we paid dividends of $0.06 per common share on each of February 8, April 22, July 30, and October 28, 2013.

Discussion of Operations

     The following discussion and analysis of our financial condition and results of operations for the three and nine months ended September 30, 2013 and 2012 should be read in conjunction with our unaudited condensed consolidated financial statements and related notes.

   General

     We are a global commodities supply-chain company, which sources and delivers commodities and materials to clients internationally, with a special expertise on the financing and risk management aspects of the business. We also commit our own capital to promising enterprises and invest and otherwise capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We actively seek investments where our financial expertise and management can add or unlock value.

     Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital and credit, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, inflation, legislative and regulatory developments and natural phenomenon Our results of operations may also be materially affected by competitive factors. Our competitors include natural resource companies, commodities trading companies and firms traditionally engaged in merchant banking and financial services such as merchant and investment banks, along with other capital sources such as hedge funds, private equity firms and insurance companies.

     During the three months ended September 30, 2013, our commodities operations were adversely affected by historically severe flooding in the Southern Alberta, Canada, region in and around the city of Calgary. Such flooding caused us to lose 73 days of gas production and incur approximately C$1.5 million in capital expenditures for repairs. Such operations returned to normal operating levels on September 26, 2013.

     Our results of operations for any particular period may also be materially affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.

     A majority of our revenues is derived from our global commodity and resource operations. The remaining portions are generally derived from merchant banking, sales of properties and gains on securities.

     Our net book value as at September 30, 2013 and December 31, 2012 is set forth below:

	September 30,	December 31,
	2013	2012
	(United States dollars in thousands,
	except per share amounts)
Net book value	$735,339	$737,091
Net book value per share	11.76	11.78
____________________

Note:
(1)	Includes measurement period adjustments for the acquisition of Compton.

   Business Environment

     Our financial performance is, and our consolidated results in any period can be, materially affected by global economic conditions and financial markets generally.

     Our favourable business environment is characterized by many factors, including a stable geopolitical climate, transparent financial markets, low inflation, low interest rates, availability of credit, low unemployment, strong business profitability and high business and investor confidence. Unfavourable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability or increase in the cost of credit and capital, increases in inflation, interest rates, exchange rate volatility, outbreaks of hostilities or other geopolitical instability, corporate, political or other scandals that reduce investor confidence in the capital markets, or a combination of these or other factors.

     Ongoing global economic conditions continued to impact the liquidity in financial and capital markets, restricting access to financing and causing significant volatility in commodity prices in the first nine months of 2013. There can be no assurance as to the stabilization and recovery of economic conditions in the near term. For example, the steel sector has seen a drop in producer stocks, which has negatively impacted prices and supply chain volumes.

Results of Operations

   Summary of Quarterly Results

     The following tables provide selected unaudited financial information for the most recent eight quarters:

	September 30,	June 30,		March 31,		December 31,
	2013	2013		2013		2012
	(United States dollars in thousands,
	except per share amounts)
Net sales	$213,418	$166,974		$205,732		$110,416
Equity income	2,198	1,959		1,522		1,347
Total revenues	215,616	168,933		207,254		111,763
Net income (loss)(1)	6,977	6,811	(2)	8,439	(2)	(45,498	)(2)(3)
Basic earnings (loss), per share	0.11	0.11	(2)	0.13	(2)	(0.73	)(2)(3)
Diluted earnings (loss), per share	0.11	0.11	(2)	0.13	(2)	(0.73	)(2)(3)
____________________

Notes:
(1)	Net income attributable to our shareholders.

(2)	Includes measurement period adjustments for the acquisition of Compton.

(3)	Includes total impairment and write-down of $48.2 million, or $0.77 per share on a basic and diluted basis, net of income tax recovery, on a subsidiary in India, which was subsequently sold in 2013.

	September 30,		June 30,	March 31,		December 31,
	2012(1)		2012	2012		2011
	(United States dollars in thousands,
	except per share amounts)
Net sales	$118,597		$104,445	$146,049		$128,076
Equity income	1,515		1,706	1,584		1,383
Total revenues	120,112		106,151	147,633		129,459
Net income (loss)(2)	224,141	(3)(4)	11,061	16,944	(5)	(9,410)
Basic earnings (loss), per share	3.58	(3)(4)	0.18	0.27	(5)	(0.15)
Diluted earnings (loss), per share	3.58	(3)(4)	0.18	0.27	(5)	(0.15)
____________________

Notes:
(1)	We commenced consolidation of Compton’s operations from September 7, 2012.

(2)	Net income attributable to our shareholders.

(3)

Includes a bargain purchase of $222.8 million, or $3.56 per share on a basic and diluted basis, in connection with the acquisition of Compton. The bargain purchase arose as the consideration under the transaction was less than the fair value of the net identifiable assets acquired.

(4)	Includes measurement period adjustments for the acquisition of Compton and Kasese.

(5)

Includes a bargain purchase of $2.4 million, or $0.04 per common share on a basic and diluted basis, in connection with the acquisition of a subsidiary. The bargain purchase arose as the consideration under the transaction was less than the fair value of the net identifiable assets acquired. This was recognized during the measurement period after fair values of the assets were finalized in December 2012.

   Three Months Ended September 30, 2013 Compared to Three Months Ended September 30, 2012

     The following table sets forth our selected operating results and other financial information for the periods indicated:

	Three Months Ended September 30
	2013	2012(1)
	(United States dollars in thousands,
	except per share amounts)
Net sales	$213,418	$118,597
Gross revenues	215,616	120,112
Costs and expenses	211,392	114,651
Costs of sales	194,811	100,449
Selling, general and administrative expense	12,961	11,620
Finance costs	3,620	2,582
Income from operations	4,224	5,461
Bargain purchase	—	222,824	(2)
Net income(3)	6,977	224,141	(2)
Earnings per share:
Basic	0.11	3.58	(2)
Diluted	0.11	3.58	(2)
____________________

Notes:
(1)	We consolidated the operations of Compton from September 7, 2012. Includes measurement period adjustments for the acquisition of Compton and Kasese.

(2)	Includes a bargain purchase of $222.8 million, or $3.56 per share on a basic and diluted basis, primarily in connection with our acquisition of Compton. The bargain purchase arose as the consideration under the transaction was less than the fair value of the net identifiable assets acquired.

(3)	Net income attributable to our shareholders.

     The following is a breakdown of our total revenues by activity for each of the periods indicated:

	Three Months Ended September 30
	2013	2012
	(United States dollars in thousands)
Gross Revenues:
Commodities and resources	$205,962	$107,797
Merchant banking	2,663	7,440
Other	6,991	4,875
	$215,616	$120,112

     The following charts illustrate our revenues by business segment and geographic distribution in the three months ended September 30, 2013:

Revenues by Business Segment	Revenues by Region

     Based upon the average exchange rates for the three months ended September 30, 2013, the United States dollar decreased by approximately 5.6% in value against the Euro and increased approximately 4.4% in value against the Canadian dollar, compared to the average exchange rates for the same period in 2012. As at September 30, 2013, the United States dollar had decreased by approximately 2.6% against the Euro and increased by approximately 3.3% against the Canadian dollar since December 31, 2012.

     As a result of adjustments made in the third quarter of 2013 during the measurement period for the acquisitions of Compton and Kasese, bargain purchase and certain expense accounts have been revised. Please see Note 15 to the interim financial statements for the periods ended September 30, 2013.

     Revenues for the three months ended September 30, 2013 increased by approximately 80% to $215.6 million (consisting of net sales of $213.4 million and equity income of $2.2 million) from $120.1 million (consisting of net sales of $118.6 million and equity income of $1.5 million) in the same period of 2012, primarily as a result of increased commodities sales during the current quarter resulting from the consolidation of Compton, MFCR and Possehl. As the Euro was relatively stable during the third quarter of 2013, currency fluctuations had no material impact on our revenues when Euro-denominated revenues were translated into U.S. dollars. Revenues in the third quarter 2013 increased by approximately 28% from $168.9 million for the second quarter of the year. The increase in revenues compared to the three months ended September 30, 2013 was primarily due to increased transactions in wood pellets in Europe through long-term off-take agreements and higher gross royalty revenues as a result of a higher tonnage of shipments of iron ore products.

     Revenues for our commodities and resources business increased to $206.0 million in the current quarter of 2013 from $107.8 million for the same period in 2012, primarily as a result of the consolidation of Compton, MFCR and Possehl and the sales of new product lines. A relatively stable Euro had no material impact on our reported commodities revenues when Euro-denominated revenues were translated into U.S. dollars. During the three months ended September 30, 2013, gross revenues generated by the royalty increased to approximately $10.6 million from approximately $7.1 million in the same period of 2012. This increase in gross royalty revenue was attributable to a higher tonnage of shipments and prices for iron ore pellets. A total of 1,176,984 tons and 944,701 tons of iron ore products were shipped during the three months ended September 30, 2013 and 2012, respectively.

     During the three months ended September 30, 2013, our operations were adversely affected by historically severe flooding in the Southern Alberta, Canada, region in and around the city of Calgary. Such flooding caused us to lose 73 days of gas production. We estimate that such flooding resulted in approximately C$7.5 million in lost revenues and that repair costs will be approximately C$1.5 million. We have filed a claim to recover a portion of such revenues and costs from our insurance coverage, and such claims have not been recognized in our financial statements. Such operations returned to normal operating levels on September 26, 2013.

     Revenues for our merchant banking business decreased to $2.7 million for the three months ended September 30, 2013 from $7.4 million for the same period in 2012.

     Revenues for our other segment increased to $7.0 million in the current quarter of 2013 from $4.9 million for the same period in 2012.

     Costs of sales increased to $194.8 million during the three months ended September 30, 2013, from $100.4 million for the same period in 2012, primarily as a result of increased commodities and resource activities, including as a result of the consolidation of Compton, MFCR and Possehl. The following is a breakdown of our costs of sales for each of the three-month periods ended September 30, 2013 and 2012:

	Three Months Ended September 30,
	2013	2012
	(United States dollars in thousands)
Costs of Sales:
Commodities and resources	$191,770	$98,718
(Recovery of) credit losses on loans and receivables	28	(4)
Gain on derivative instruments, net	(962)	—
Market value decrease (increase) on commodities, net	597	(454)
Other	3,378	2,189
	$194,811	$100,449

     Selling, general and administrative expenses increased to $13.0 million during the current quarter of 2013 from $11.6 million for the same period of 2012, primarily as a result of the consolidation of Compton, MFCR and Possehl in the current period.

     During the three months ended September 30, 2013, we incurred finance costs of $3.6 million, primarily related to our commodities business, compared to $2.6 million for the three months ended September 30, 2012. The increase in finance costs was a result of borrowings relating to the acquisition of Compton, MFCR and Possehl.

     For the three months ended September 30, 2013, we recognized a net foreign currency transaction exchange gain of $2.6 million, compared to a loss of $0.2 million in the three months ended September 30, 2012.

     During the comparative quarter of 2012, we recognized a bargain purchase of $222.8 million, or $3.56 per share on a basic and diluted basis, primarily in connection with the acquisition of Compton, compared to nil in the current quarter of 2013. The bargain purchase arose as the consideration under the transaction was less than the fair value of the assets acquired. Please refer to Note 15 of our financial statements for the three and nine months ended September 30, 2013 for further information on the revised bargain purchase gains, which were initially recognized in 2012.

     We recognized a recovery of income taxes (other than resource property revenue taxes) of $2.7 million during the three months ended September 30, 2013, compared to a provision of income taxes (other than resource property revenue taxes) of $2.0 million during the same period of 2012. Our statutory tax rate was 25.0% during the three months ended September 30, 2013, compared to 25.0% for the same period in 2012. The income tax paid in cash during the three months ended September 30, 2013 was $0.2 million.

     We incurred resource property revenue taxes of $2.1 million during the three months ended September 30, 2013, compared to $1.4 million during the same period of 2012. The resource property revenues tax rate was 20% on the gross royalty revenue from our royalty interest, deducted at source, which is reduced by 20% of deductible expenses. The increase in resource property taxes was primarily as a result of an increase in gross royalty revenues in the current quarter.

     Overall, we recognized a recovery of income taxes of $0.7 million (recovery of income taxes of $2.7 million and provision for resource property revenue taxes of $2.1 million) during the current quarter of 2013, compared to an income tax expense of $3.5 million (provision of income taxes of $2.0 million and provision for resource property revenue taxes of $1.4 million) during the same period of 2012.

     For the quarter ended September 30, 2013, our net income attributable to shareholders was $7.0 million, or $0.11 per share on a basic and diluted basis. In the comparative quarter of 2012, our net income attributable to shareholders was $224.1 million, or $3.58 per share on a basic and diluted basis, of which $228.8 million, or $3.56 per share, represented the recognition of a bargain purchase related to the acquisition of Compton.

   Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

     The following table sets forth our selected operating results and other financial information for the periods indicated:

	Nine Months Ended September 30
	2013(1)	2012(2)
	(United States dollars in thousands,
	except per share amounts)
Net sales	$586,124	$369,091
Gross revenues	591,803	373,896
Costs and expenses	566,290	342,177
Costs of sales	508,446	302,861
Selling, general and administrative expense	46,293	32,394
Share-based compensation expense	—	9
Finance costs	11,551	6,913
Income from operations	25,513	31,719
Bargain purchase	—	225,183
Net income(3)	22,227	252,146	(4)
Earnings per share:
Basic	0.36	4.03	(4)
Diluted	0.35	4.03	(4)
____________________

Notes:

(1)	We consolidated the operations of Compton from September 7, 2012.

(2)	Includes measurement period adjustments for the acquisition of Compton and Kasese.

(3)	Net income attributable to our shareholders.

(4)	Includes a bargain purchase of $225.2 million, or $3.60 per common share on a basic and diluted basis, in connection with the acquisition of Compton and Kasese. The bargain purchase arose as the consideration under the transaction was less than the fair value of the net identifiable assets acquired.

The following is a breakdown of our total revenues by activity for each of the periods indicated:

	Nine Months Ended September 30
	2013	2012
	(United States dollars in thousands)
Gross Revenues:
Commodities and resources	$566,572	$345,822
Merchant banking	8,880	14,290
Other	16,351	13,784
	$591,803	$373,896

     The following charts illustrate our revenues by business segment and geographic distribution in the nine months ended September 30, 2013:

Revenues by Business Segment	Revenues by Region

     Based upon the average exchange rates for the nine months ended September 30, 2013, the United States dollar decreased by approximately 2.7% in value against the Euro and increased by approximately 2.2% in value against the Canadian dollar, compared to the average exchange rates for the same period in 2012. As at September 30, 2013, the United States dollar had decreased by approximately 2.6% against the Euro and increased by approximately 3.3% against the Canadian dollar since December 31, 2012.

     As a result of adjustments made in the third quarter of 2013 during the measurement periods for the acquisitions of Compton and Kasese, bargain purchase and certain expense accounts have been revised. Please see Note 15 to the interim financial statements for the periods ended September 30, 2013.

     Revenues for the nine months ended September 30, 2013 increased by 58% to $591.8 million (consisting of net sales of $586.1 million and equity income of $5.7 million) from $373.9 million (consisting of net sales of $369.1 million and equity income of $4.8 million) in the same period of 2012, primarily as a result of increased commodities sales resulting from the consolidation of Compton, MFCR and Possehl in the current period and increased transactions in wood pellets in Europe through long-term off-take agreements. As the Euro was relatively stable during the first nine months of 2013, currency fluctuations had no material impact on our revenues when Euro-denominated revenues were translated into U.S. dollars.

     Revenues for our commodities and resources business increased to $566.6 million for the nine months ended September 30, 2013, from $345.8 million for the same period in 2012, primarily as a result of increased sales of commodities due to increases in both volumes and prices on some commodities and the consolidation of Compton, MFCR and Possehl. A relatively stable Euro had no material impact on our reported commodities revenues when Euro-denominated revenues were translated into U.S. dollars. During the nine months ended September 30, 2013, gross revenues generated by the royalty decreased to approximately $18.5 million from approximately $19.7 million in the same period of 2012. This decrease in gross royalty revenue was attributable to a lower tonnage of shipments and prices for iron ore pellets. A total of 2,034,271 tons and 2,338,303 tons of iron ore products were shipped during the nine months ended September 30, 2013 and 2012, respectively.

     During the three months ended September 30, 2013, our operations were adversely affected by historically severe flooding in the Southern Alberta, Canada, region in and around the city of Calgary. Such flooding caused us to lose 73 days of gas production. We estimate that such flooding resulted in approximately C$7.5 million in lost revenues and that repair costs will be approximately C$1.5 million. We have filed a claim to recover a portion of such revenues and costs from our insurance coverage, and such claims have not been recognized in our financial statements.

     Revenues for our merchant banking business were $8.9 million for the nine months ended September 30, 2013, compared to $14.3 million for the same period in 2012.

     Revenues for our other segment were $16.4 million for the nine months ended September 30, 2013, compared to $13.8 million for the same period in 2012.

     Costs of sales increased to $508.4 million during the nine months ended September 30, 2013, from $302.9 million for the same period in 2012, primarily as a result of increased commodities and resource activities, including as a result of the consolidation of Compton, MFCR and Possehl in the current period. The following is a breakdown of our costs of sales for each of the nine-month periods ended September 30, 2013 and 2012:

	Nine Months Ended September 30,
	2013	2012
	(United States dollars in thousands)
Costs of Sales:
Commodities and resources	$512,357	$300,419
Credit losses (recovery) on loans and receivables	78	(608)
Gain on derivative instruments, net	(5,297)	—
Market value (increase) decrease on commodities, net	(6,463)	1,092
Other	7,771	1,958
	$508,446	$302,861

     Selling, general and administrative expenses increased to $46.3 million for the nine months ended September 30, 2013 from $32.4 million for the same period of 2012, primarily as a result of the consolidation of Compton, MFCR and Possehl in the current period.

     During the nine months ended September 30, 2013, we incurred finance costs of $11.6 million, primarily related to our commodities business, compared to $6.9 million for the nine months ended September 30, 2012. The increase in finance costs was a result of borrowings relating to the acquisition of Compton, MFCR and Possehl.

     For the nine months ended September 30, 2013, we recognized a net foreign currency transaction exchange gain of $0.1 million, compared to $0.8 million in the nine months ended September 30, 2012.

     During the nine months ended September 30, 2012, we recognized a bargain purchase gain of $225.2 million, or $3.60 per share, primarily in connection with the acquisition of Compton. This also included a bargain purchase gain of $2.4 million in connection with the acquisition of Kasese. Please refer to Note 15 of our financial statements for the three and nine months ended September 30, 2013 for further information on the revised bargain purchase gains which were initially recognized in 2012.

     We recognized a recovery of income taxes (other than resource property revenue taxes) of $1.2 million during the nine months ended September 30, 2013, compared to a provision for income taxes (other than resource property revenue taxes) of $0.4 million during the same period of 2012. Our statutory tax rate was 25.0% during the nine months ended September 30, 2013, compared to 25.0% for the same period in 2012. The income tax paid in cash during the nine months ended September 30, 2013 was $2.3 million.

     We incurred resource property revenue taxes of $3.6 million during the nine months ended September 30, 2013, compared to $4.0 million during the same period of 2012. The resource property revenues tax rate was 20% on the gross royalty revenue from our royalty interest, deducted at source, which is reduced by 20% of deductible expenses. The decrease in resource property taxes was primarily as a result of a decrease in gross royalty revenues in the current period.

     Overall, we recognized an income tax expense of $2.4 million (a recovery of income taxes of $1.2 million and provision for resource property revenue taxes of $3.6 million) during the nine months ended September 30, 2013, compared to $4.4 million (provision for income taxes of $0.4 million and provision for resource property revenue taxes of $4.0 million) during the same period of 2012.

     For the nine months ended September 30, 2013, our net income attributable to shareholders was $22.2 million, or $0.36 per share on a basic basis and $0.35 per share on a diluted basis. In the comparative period of 2012, our net income attributable to shareholders was $252.1 million, or $4.03 per share on a basic and diluted basis, of which $225.2 million, or $3.60 per share, represented the recognition of a bargain purchase primarily related to the acquisition of Compton.

Liquidity and Capital Resources

   General

     Liquidity is of importance to companies in our businesses. Insufficient liquidity often results in underperformance.

     Our objectives when managing capital are: (i) to safeguard our ability to continue as a going concern so that we can continue to provide returns for shareholders and benefits for other stakeholders, (ii) to provide an adequate return to our shareholders by pricing products and services commensurately with the level of risk, and (iii) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk. We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust this capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

     Consistent with others in our industry, we monitor capital on the basis of our debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debt less cash and cash equivalents. Adjusted capital comprises all components of equity and some forms of subordinated debt, if any. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity. The computations are based on continuing operations. The following table sets forth the calculation of our debt-to-adjusted capital ratio as at each of the periods indicated:

	September 30,	December 31,
	2013	2012(1)
	(United States dollars in thousands)
Total debt(2)	$186,532	$162,993
Less: cash and cash equivalents	(281,225)	(273,790)
Net debt (net cash and cash equivalents)	(94,693)	(110,797)
Shareholders’ equity	735,339	737,091
Debt-to-adjusted capital ratio	Not applicable	Not applicable
____________________

Note:
(1)	Includes measurement period adjustments for the acquisition of Compton.

(2)	This table does not include the MPP term financing as it involved a purchase option and future processing fees. See “MPP Term Financing”.

     There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at September 30, 2013 and December 31, 2012. The debt-to-adjusted capital ratio as at September 30, 2013 and December 31, 2012 were not applicable as we had a net cash and cash equivalents balance.

     The following table sets forth the calculation of our long-term debt-to-equity ratio as at each of the periods indicated:

	September 30,	December 31,
	2013	2012
	(United States dollars in thousands)
Long-term debt(1)	$145,977	$118,824
Shareholders’ equity	735,339	737,091
Long-term debt-to-equity ratio	0.20	0.16
____________________

Note:
(1)	This table does not include the MPP term financing as it involved a purchase option and future processing fees. See “MPP Term Financing”.

     During the nine months ended September 30, 2013, our strategy, which was unchanged from 2012, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a low level. We had a net cash and cash equivalent balance after deduction of the total debt. Our long-term debt-to-equity ratio was 0.20 and 0.16 as at September 30, 2013 and December 31, 2012, respectively.

   Financial Position

     The following table sets out our selected financial information as at the dates indicated:

	September 30,	December 31,
	2013	2012
	(United States dollars in thousands)
Cash and cash equivalents	$281,225	$273,790
Short-term securities	12,253	6,658
Trade receivables	95,504	72,820
Other receivables	22,450	18,314
Inventories	94,589	142,925
Real estate for sale	47,510	12,210
Deposits, prepaid and other assets	26,998	27,833
Assets held for sale	105,440	124,192
Total assets	1,289,413	1,367,127
Working capital	398,755	336,074
Short-term bank borrowings	165,949	150,396
Long-term debt(1)	145,997	118,824
Shareholders’ equity	735,339	737,091
____________________

Note:
(1)	This amount does not include the MPP term financing as it involved a purchase option and future processing fees. See “MPP Term Financing”.

     We maintain an adequate level of liquidity, with a portion of our assets held in cash and cash equivalents and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use this liquidity in client-related services by acting as a financial intermediary for third parties (e.g., by acquiring a position or assets and reselling such position or assets) and for our own proprietary trading and investing activities.

     As at September 30, 2013, cash and cash equivalents were $281.2 million, compared to $273.8 million as at December 31, 2012. The increase in cash was primarily a result of cash flows from operating activities, including increased borrowings. We had assets held for sale of $105.4 million as at September 30, 2013, representing certain non-core assets held by Compton, compared to $124.2 million held by Compton and another entity (which was disposed of in February 2013) as at December 31, 2012. The decrease in assets held for sale was primarily a result of a disposition in February 2013. As at September 30, 2013, short-term securities increased to $12.3 million from $6.7 million as at December 31, 2012. Trade receivables were $95.5 million and $72.8 million, respectively, as at September 30, 2013 and December 31, 2012. Trade receivables increased primarily as a result of increased sales prior to the end of the quarter. We had other receivables of $22.5 million as at September 30, 2013, compared to $18.3 million as at December 31, 2012. The value of our inventories decreased to $94.6 million as at September 30, 2013, compared to $142.9 million as at December 31, 2012. The decrease in inventories was primarily due to unwinding sales and repurchase arrangements. The value of real estate held for sale was $47.5 million as at September 30, 2013, compared to $12.2 million as at December 31, 2012, as a result of the reclassification of $34.2 million in assets from investment property. The value of deposits, prepaid and other assets was $27.0 million as at September 30, 2013, compared to $27.8 million as at December 31, 2012.

   Short-Term Bank Loans and Facilities

     As part of our operations, we establish, utilize and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used for day-to-day business and structured financing activities in commodities. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.

     As at September 30, 2013, we had credit facilities aggregating $492.9 million as follows: (i) we had unsecured revolving credit facilities aggregating $219.6 million from banks; (ii) we had revolving credit facilities aggregating $47.1 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) we had a non-recourse factoring arrangement with a bank for up to a credit limit of $128.6 million for our commodities activities. We may factor our commodity receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) we had a foreign exchange credit facility of $59.6 million with a bank; (v) we had secured revolving credit facilities aggregating $38.0 million; and (vi) all of these facilities are renewable on a yearly basis.

   Long-Term Debt

     Other than lines of credit drawn, as at September 30, 2013, the maturities of long-term debt were as follows:

Maturity	Principal	Interest
	(United States dollars
	in thousands)
12 months	$40,555	$5,460
12 to 36 months	63,038	7,610
36 to 60 months	52,865	4,039
After 60 months	30,074	1,609
	$186,532	$18,718

     During the nine months ended September 30, 2013, we incurred additional borrowings consisting of $47.3 million of new long-term debt.

     We expect our maturing debt to be satisfied primarily through the settlement of underlying commodities transactions, trade financing transactions, including structured solutions transactions, cash on hand and cash flow from operations. Much of our maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with new facilities depending upon particular capital requirements.

   MPP Term Financing

     As at September 30, 2013, we had liabilities under the MPP term financing totaling C$6.7 million as a result of our consolidation of Compton, comprised of the present value of monthly base processing fees, the outstanding purchase option and unamortized financing fees. In October 2013, we exercised our option to acquire a 100% interest in MPP for consideration of C$6.7 million.

   Cash Flows

     Due to the type of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flows statements, our management believes it is more useful and meaningful to analyze our cash flows by the overall liquidity and credit availability. Please see the discussion on our financial position, short-term bank loans, facilities and long-term debt earlier in this section.

     The global commodity supply chain business can be cyclical and our cash flows vary accordingly. Our principal operating cash expenditures are for financing trading of securities, commodities financing and general and administrative expenses.

     Working capital levels fluctuate throughout the year and are affected by the level of our commodities operations, the markets and prices for commodities and the timing of receivables and the payment of payables and expenses. Changes in the volume of commodities transactions can affect the level of receivables and influence overall working capital levels. We have a sufficient level of cash on hand and credit facility amounts. We believe that we have sufficient cash flows from operations, cash on hand and credit availability to meet our working capital and other requirements and to meet unexpected cash demands.

   Cash Flows from Operating Activities

     Operating activities provided cash of $6.3 million for the nine months ended September 30, 2013, compared to using cash of $16.7 million for the same period in 2012. Changes in short-term securities used cash of $3.4 million during the nine months ended September 30, 2013, compared to providing cash of $5.8 million for the same period in 2012. An increase in receivables used cash of $25.2 million in the nine months ended September 30, 2013, compared to $11.8 million in the same period of 2012. A decrease of inventories provided cash of $25.1 million in the nine months ended September 30, 2013, compared to an increase of inventories using cash of $41.1 million in the same period of 2012. A decrease in deposits, prepaid and other, primarily as a result of decreases in the prepayment and deposits for inventories, provided cash of $1.7 million in the nine months ended September 30, 2013, compared to an increase in contract deposits, prepaid and other using cash of $6.6 million for the same period in 2012. An increase in short-term borrowing provided cash of $11.3 million in the nine months ended September 30, 2013, compared to a decrease in short-term borrowing using cash of $2.2 million in the same period of 2012. Short term borrowing increased as a result of an increase in our commodities and resources activities. A decrease in accounts payable and accrued expenses in the ordinary course used cash of $25.8 million in the nine months ended September 30, 2013, compared to an increase in the same providing cash of $5.4 million in the same period of 2012. During the nine months ended September 30, 2013, a decrease in deferred sale liabilities used cash of $nil, compared to $13.8 million in the same period of 2012. A decrease in decommissioning obligations used cash of $2.6 million in the nine months ended September 30, 2013, compared to $nil in the same period of 2012.

   Cash Flows from Investing Activities

     Investing activities provided cash of $2.0 million in the nine months ended September 30, 2013, compared to using cash of $53.2 million in the same period of 2012, primarily from net dispositions of long-term investments, partially offset by purchases of property, plant and equipment and hydrocarbon assets. Purchases of property, plant and equipment (net) used cash of $3.5 million in the nine months ended September 30, 2013, compared to $5.5 million in the same period of 2012. The increase in purchases of property, plant and equipment (net) was primarily a result of our relocation of Compton’s office in Calgary and the Kasese plant conversion. Purchases of hydrocarbon assets (net) used cash of $2.1 million during the nine months ended September 30, 2013, compared to $nil in the same period of 2012. Purchases of long-term securities (including equity method investments) used cash of $1.1 million in the nine months ended September 30, 2013, compared to $4.6 million in the same period in 2012. Proceeds from sales of long-term investments provided $4.2 million in the nine months ended September 30, 2013, compared to $1.2 million in the same period of 2012. Other items provided cash of $5.0 million (primarily consisting of net distributions of $4.9 million from our joint ventures) in the nine months ended September 30, 2013, compared to $5.7 million in the same period of 2012. During the nine months ended September 30, 2013, the acquisition of subsidiaries, net of cash acquired, was $nil, compared to using cash of $69.8 million in the same period of 2012, primarily as a result of our acquisition of Compton.

   Cash Flows from Financing Activities

     Net cash used by financing activities was $4.9 million for the nine months ended September 30, 2013, compared to $47.1 million for the same period in 2012. During the nine months ended September 30, 2013, we borrowed $47.3 million and reduced the amount of the MPP term financing by $11.7 million, compared to borrowing $28.0 million and reducing the MPP term financing by $2.6 million in the same period of 2012. Debt repayments and changes in credit facilities used cash of $28.6 million and $nil in the nine months ended September 30, 2013, compared to $28.6 million and $33.1 million in the same period of 2012. Dividends paid to shareholders in the nine months ended September 30, 2013 used cash of $11.3 million, compared to $10.0 million in the same period of 2012.

   Future Liquidity

     We had no material commitments to acquire assets or operating businesses as at September 30, 2013. We expect that there will be acquisitions of businesses or commitments to projects in the future. To achieve our long-term goals of expanding our assets and earnings, including through acquisitions, additional capital resources will be required. Depending on the size of a transaction, the capital resources that will be required may be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets, sales of proprietary investments or the issuance of securities.

   Foreign Currency

     Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

     Our reporting currency is the United States dollar. We translate foreign subsidiaries’ assets and liabilities into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions. As a substantial amount of revenues are received in Euros, Chinese yuans and Canadian dollars, the financial position for any given period, when reported in United States dollars, can be significantly affected by the exchange rates for Euros, Canadian dollars and, to a lesser degree, Chinese yuans prevailing during that period.

     In the nine months ended September 30, 2013, we reported a net $16.2 million currency translation loss under other comprehensive income within equity, compared to $0.5 million in the same period of 2012.

   Contractual Obligations

     The following table sets out our contractual obligations and commitments as at December 31, 2012 in connection with our long-term liabilities:

	Payments Due by Period(1)
	(United States dollars in thousands)
	Less than			More than
Contractual Obligations(2)(3)	1 Year	1 – 3 Years	3 – 5 Years	5 Years	Total
Long-term debt obligations	$48,408	$52,280	$46,784	$29,798	$177,270
Operating lease obligations	2,910	4,566	2,674	—	10,150
Purchase obligations	25,294	—	—	—	25,294
Puttable Instruments	—	7,761	—	—	7,761
Total	$76,612	$64,607	$49,458	$29,798	$220,475
____________________

Notes:
(1)	Undiscounted.

(2)	The table does not include non-financial instrument liabilities and guarantees.

(3)	The table does not include provisions for warranty and decommissioning obligations as such obligations may involve performance of physical activities and work.

     There have been no significant changes to the foregoing since September 30, 2013, with the exception of $47.3 million of additional borrowings during the current period. Please see “Long-Term Debt”.

   Risk Management

     Risk is an inherent part of our business and operating activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market, credit, liquidity, operational, legal and compliance, new business, reputational and other. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Our management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.

   Inflation

     We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

     The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

     Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 1 of our audited financial statements for the year ended December 31, 2012 for a discussion of significant accounting policies.

     The following accounting policies are the most important to our ongoing financial condition and results of operations:

   Inventories

     Our inventories consist of raw materials, work-in-progress and finished goods.

     In general, inventories are recorded at the lower of cost or estimated net realizable value. Commodities acquired in commodity broker-trader activities with the purpose of selling them in the near future and generating a profit from fluctuations in price or margin are measured at fair value less costs to sell. Accordingly, our management must make estimates about their pricing when establishing the appropriate provisions for inventories. For the finished goods and commodity inventories, the estimated net selling price is the most important determining factor. However, our management also considers whether there are any alternatives to enhance the value of the finished goods by various marketing strategies and channels. Actual selling price could differ from the estimated selling price, and such differences could be material.

   Receivables

     Receivables are financial instruments that are not classified as held for trading or available for sale. They are net of an allowance for credit losses, if any. We perform ongoing credit evaluations of customers and adjust our allowance accounts for specific customer risks and credit factors. Receivables are considered past due on an individual basis based on the terms of the contracts. Our allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects our management’s best estimate of the losses in our receivables and judgments about economic conditions. As at September 30, 2013, we had recognized receivables (including trade and other) aggregating $118.0 million.

   Valuation of Securities

     Securities held for trading are carried at current market value. Any unrealized gains or losses on securities held for trading are included in our results of operations.

     Available-for-sale securities are also carried at current market value when current market value is available. Any unrealized gains or losses are included in other comprehensive income. When there is any objective evidence that an available-for-sale security is other than a temporary decline, the security will be written down to recognize the loss in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors: (i) the trend of the quoted market price and trading volume; (ii) the investee’s financial position and results for a period of years; (iii) any liquidity or going concern problems of the investee; (iv) changes in or reorganization of the investee and/or its future business plan; (v) the outlook of the investee’s industry; (vi) the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; (vii) our business plan and strategy to divest the security or to restructure the investee; and (viii) the extent and/or duration of the decline in market value.

     Recent market volatility has made it extremely difficult to value certain securities. Subsequent valuations, in light of factors prevailing at such time, may result in significant changes in the values of these securities in future periods. Any of these factors could require us to recognize further impairments in the value of our securities portfolio, which may have an adverse effect on our results of operations in future periods.

   Impairment of Non-Financial Assets

     We assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, we shall estimate the recoverable amount of the asset. In assessing whether there is any indication that an asset may be impaired, we consider, as a minimum, the following indications:

   External sources of information

(a)	during the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use;

(b)

significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

(c)

market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially;

(d)	the carrying amount of the net assets of the entity is more than its market capitalization;

   Internal sources of information

(e)	evidence is available of obsolescence or physical damage of an asset;

(f)

significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and

(g)	evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

   Provisions for Decommissioning Obligations

     Our provisions for decommissioning obligations represent management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by us.

     Changes to decommissioning obligations are recorded with a corresponding change to the carrying amounts of related properties. Adjustments to the carrying amounts of related properties can result in a change to future depletion expense.

   Income Taxes

     Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

     Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

     We currently have deferred tax assets which are comprised primarily of tax loss carry-forwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred tax are based upon various judgments, assumptions and estimates. We assess the realization of these deferred tax assets on a periodic basis to determine to what extent that is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. We determine whether it is probable that all or a portion of the deferred tax assets will be realized, based on currently available information, including, but not limited to, the following:

  the history of the tax loss carry-forwards and their expiry dates;

  future reversals of temporary differences;

  our projected earnings; and

  tax planning opportunities.

     On the reporting date, we also reassess unrecognized deferred tax assets. We recognize a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

     We provide for future liabilities in respect of uncertain tax positions where additional tax may become payable in future periods and such provisions are based on our management’s assessment of exposures. We did not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional tax liability.

New Standards and Interpretations Not Yet Adopted

     The following new accounting standards and amendments are expected to have significant effects on the Company’s accounting policies, financial position and/or financial statement presentation for periods after 2013.

     IFRS 9, Financial Instruments, replaces IAS, 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the many different impairment methods in IAS 39. Pursuant to IFRS 9, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than in the profit or loss. New requirements for the derecognition of financial instruments, impairment and hedge accounting are expected to be added to IFRS 9. In December 2011, the IASB issued amendments to IFRS 9 that defer the mandatory effective date from January 1, 2013 to January 1, 2015. The deferral will make it possible for all phases of the project to have the same mandatory effective date. The amendments also provide relief from the requirement to restate comparative financial statements for the effect of applying IFRS 9. Additional transition disclosures will be required to help investors understand the effect that the initial application of IFRS 9 has on the classification and measurement of financial instruments. Early application of IFRS 9 is still permitted.

     The following new standards and amendments were issued by the IASB that are mandatory for our 2013 accounting year:

     IFRS 10, Consolidated Financial Statements (“IFRS 10”), establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 (Revised), Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities.

     IFRS 11, Joint Arrangements (“IFRS 11”), establishes principles for financial reporting by entities that have an interest in arrangements that are controlled jointly (i.e., joint arrangements). IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-Monetary Contributions by Venturers.

     IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The objective of this IFRS is to require an entity to disclose information that enables users of its financial statements to evaluate: (a) the nature of, and risks associated with, its interests in other entities; and (b) the effects of those interests on its financial position, financial performance and cash flows.

     IAS 27, Separate Financial Statements (“IAS 27”), has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements. IAS 28, Investments in Associates and Joint Ventures (“IAS 28”), has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

     IFRS 13, Fair Value Measurement (“IFRS 13”), (a) defines fair value; (b) sets out in a single IFRS a framework for measuring fair value; and (c) requires disclosures about fair value measurements.

     Amendments, set out in Presentation of Items of Other Comprehensive Income¸ were issued to amend IAS 1, Presentation of Financial Statements. The amendments require the grouping of items of other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods.

     The adoption of these new standards and amendments did not have any recognition or measurement impacts on our consolidated financial statements, except for additional disclosures. Please refer to Note 3 of our financial statements for the nine months ended September 30, 2013 for further information regarding the above new standards and amendments and their impact on our accounting policies.

Off-Balance Sheet Arrangements

     We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

     We have outstanding issued guarantees held by our trading and financial partners in connection with our commodities and resources activities. As at September 30, 2013, we had issued guarantees of up to a maximum of $42.0 million, of which $35.1 million were outstanding and have not been recorded as liabilities in the consolidated statement of financial position. There has been no claim against the guarantees.

Transactions with Related Parties

     Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans between December 31, 2012 and September 30, 2013 between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

     In the normal course of operations, we may enter into transactions with related parties which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The affiliates also include certain of our directors, our President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members. These related party transactions are made in arm’s length transactions at normal market prices and on normal commercial terms.

     In addition to transactions disclosed elsewhere in our unaudited financial statements for the nine months ended September 30, 2013 and in this interim report, we had the following transactions with affiliates during the nine months ended September 30, 2013:

(United States
dollars in thousands)
Net sales	$1,159
Dividend income	131
Royalty expense paid and payable	(428)

Financial and Other Instruments

     We are exposed to various market risks from changes in interest rates, foreign currency exchange rates and equity prices, which may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers to perform audits and checking functions to ensure that company procedures and policies are complied with.

     We use derivative instruments to manage certain exposures to currency exchange rate risks. The use of derivative instruments depends on our management’s perception of future economic events and developments. These types of derivative instruments are generally highly speculative in nature. They are also very volatile as they are highly leveraged given that margin requirements are relatively low in proportion to notional amounts.

     Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management’s expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize is not effective, we may incur losses.

     Please refer to Note 39 of our annual consolidated financial statements for the year ended December 31, 2012 for a qualitative and quantitative discussion of our exposure to market risks.

Outstanding Share Data

     Our share capital consists of an unlimited number of common shares, class A common shares, and class A preference shares, issuable in series. Our common shares are listed on the New York Stock Exchange under the symbol “MIL”. As of the date hereof, we have 62,552,126 common shares outstanding.

Acquired Businesses

     As described herein, in the fourth quarter of 2012, we acquired controlling interests in each of MFCR and Possehl. The businesses acquired pursuant to such acquisitions have been excluded from management’s report on internal control over financial reporting as there was not sufficient time to complete an assessment of the internal controls of such businesses between the date of the acquisition and the date of management’s assessment of internal controls. The combined financial statements of these entities represented less than 10% of our total assets, our net assets, our net revenues and our net income as of and for the year ended December 31, 2012. See “Results of Operations” and “Liquidity and Capital Resources” for further information.

Disclosure Controls and Procedures

     We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 as at September 30, 2013. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Changes in Internal Controls over Financial Reporting

     We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS as required by National Instrument 52-109.

     There were no changes in our internal control over financial reporting that occurred during the nine months ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Cautionary Statement Regarding Forward-Looking Information and Risk Factors and Uncertainties

     Statements in this report that are not reported financial results or other historical information are “forward-looking statements” within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as “anticipate”, “could”, “project”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook or their negative or other comparable words. Also, discussions of strategy that involve risks and uncertainties share this “forward-looking” character.

     Forward-looking statements include statements regarding:

  future growth;

  futures results of operations, performance, business prospects and opportunities;

  our markets;

  production, demand and prices for products and services, including iron ore, hydrocarbons and other commodities;

  capital expenditures;

  the economy;

  foreign exchange rates; and

  derivatives.

     You are cautioned that any forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our estimates. Some of these risks and assumptions include those set forth in reports and other documents we have filed or furnished with the SEC and Canadian securities regulators including in our annual report on Form 20-F for the year ended December 31, 2012. We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligations to update forward-looking statements based on unanticipated events or changes to expectations. However, you should carefully review the reports and other documents we file from time to time with the SEC and Canadian securities regulators.

     In addition to the risks and uncertainties set forth in our annual report on Form 20-F for the year ended December 31, 2012 filed with the SEC and Canadian securities regulators, you should also carefully consider the following risks and uncertainties in evaluating our company and our business before making any investment decisions. Our business, operating and financial condition could be harmed due to any of the following risks.

Risk Factors Relating to Our Business

   Our financial results may fluctuate substantially from period to period.

     We expect our business to experience significant periodic variations in its revenues and results of operations in the future. These variations may be attributed in part to the fact that our merchant banking revenues are often earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In many cases, we may receive little or no payment for engagements that do not result in the successful completion of a transaction. Additionally, through our merchant banking business, we seek to acquire undervalued assets where we can use our experience and management to realize upon the value. Often we will hold or build upon these assets over time and we cannot predict the timing of when these assets’ values may be realized. As a result, we are unlikely to achieve steady and predictable earnings, which could in turn adversely affect our financial condition and results of operations.

   Our earnings and, therefore, our profitability, may be affected by commodities price volatility.

     The majority of our revenue from our global commodity supply chain business is derived from the sale of commodities, including metals, hydrocarbons and other materials. As a result, our earnings are directly related to the prices of these commodities. In addition, our revenues from our iron ore and natural gas interests are directly connected to the prices of such commodities. There are many factors influencing the price of metals, hydrocarbons and other commodities, including: expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of iron ore, hydrocarbons, metals and other commodities may adversely affect our operating results.

   A weak global economy can adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources.

     Our business, by its nature, does not produce predictable earnings, and it may be materially affected by conditions in the global financial markets and economic conditions generally.

     Global prices for our commodities are influenced strongly by international demand and global economic conditions. Uncertainties or weaknesses in global economic conditions, including the ongoing sovereign debt crisis in Europe, could adversely affect our business and negatively impact our financial results. In addition, the current level of international demand for certain of our commodities, including iron ore, used in steel production is driven largely by industrial growth in China. If the economic growth rate in China slows for an extended period of time, or if another global economic downturn were to occur, we would likely see decreased demand for such products and decreased prices, resulting in lower revenue levels and decreasing margins. We are not able to predict whether the global economic conditions will continue or worsen and the impact it may have on our operations and the industry in general going forward.

     Market deterioration and weakness can result in a material decline in the number and size of the transactions that we execute for our own account and for our clients and to a corresponding decline in our revenues. Any market weakness can further result in losses to the extent that we own assets in such market.

   The global commodity supply chain and merchant banking businesses are highly competitive.

     All aspects of the global commodity supply chain and merchant banking businesses are highly competitive, and we expect them to remain so.

     Our competitors include merchant and investment banks, brokerage firms, commercial banks, private equity firms, hedge funds, financial advisory firms and natural resource and mineral royalty companies. Many of our competitors have substantially greater capital and resources, including access to commodities supply, than we do. We believe that the principal factors affecting competition in our business include transaction execution, our products and services, client relationships, reputation, innovations, credit worthiness and price. We have experienced price competition in some of our trading business.

     The scale of our competitors has increased in recent years as a result of substantial consolidation. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position. They also have the ability to support their business with other financial services such as commercial lending in an effort to gain market share, which has resulted, and could further result, in pricing pressure in our businesses.

     If we are unable to compete effectively with our competitors, our business and results of operations will be adversely affected.

   The operation of the iron ore mine underlying our royalty interest is generally determined by a third party operator and we have no decision making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine including as to reserves. The operator’s failure to perform or other operating decisions made by the operator, including scaling back or ceasing operations, could have a material adverse effect on our revenue, results of operations and financial condition.

     The commodities and resources segment of our business includes our indirect royalty interest in the iron ore mine. The revenue derived from the interest is based on production generated by the mine’s third party operator. The operator generally has the power to determine the manner in which the iron ore is exploited, including decisions to expand, continue or reduce production from the mine, and decisions about the marketing of products extracted from the mine. The interests of the third party operator and our interests may not always be aligned. As an example, it will, in almost all cases, be in our interest to advance production as rapidly as possible in order to maximize near-term cash flow, while the third party operator may, in many cases, take a more cautious approach to development, as it is at risk with respect to the cost of development and operations. Our inability to control the operations of the mine can adversely affect our profitability, results of operations and financial condition. Similar adverse effects may result from any other interests we may acquire that are primarily operated by a third party operator.

     To the extent that we retain our current indirect royalty interest, we will be dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of our interests. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, accidents, the recovery by operators of expenses incurred in the operation of any royalty properties, the establishment by operators of reserves for such expenses or the insolvency of an operator. Our rights to payment under the royalties will likely have to be enforced by contract. This may inhibit our ability to collect outstanding royalties upon a default. Failure to receive any payments from the owners and operators of mines in which we have or may acquire a royalty interest may result in a material and adverse effect on our profitability, results of operations and financial condition.

     To the extent grantors of royalties and other interests do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Such litigation may be time consuming and costly, and, as with all litigation, there is no guarantee of success. Should any such decision be determined adversely to us, such decision may have a material and adverse effect on our profitability, results of operations and financial condition.

     In addition, we have no or very limited access to technical, geological data relating to the mine, including data as to reserves, nor have we received a NI 43-101 compliant technical report in respect of the mine. As such, we cannot independently determine reserve amounts or the estimated life of the mine and are instead wholly dependent on the determination of the reserves by the operator of the mine. We can provide no assurances as to the level of reserves at the mine. If the operator of the mine determines there are insufficient reserves to economically operate the mine, it may scale back or cease operations, which could have a material adverse effect on our profitability, results of operations and financial condition.

   The profitability of our global commodity supply chain operations depends, in part, on the availability of adequate sources of supply.

     Our global commodity supply chain business relies on, among other things, numerous outside sources of supply for our operations. These suppliers generally are not bound by long-term contracts and will have no obligation to provide commodities to us in the future. In periods of low industry prices, suppliers may elect to hold commodities to wait for higher prices or intentionally slow their activities. If a substantial number of suppliers cease selling commodities to us, we will be unable to source and/or execute commodities transactions at desired levels and our results of operations and financial condition could be materially adversely affected.

   We may face a lack of suitable acquisition or merger or other proprietary investment candidates, which may limit our growth.

     In order to grow our business, we may seek to acquire, merge with or invest in new companies or opportunities. Our failure to make acquisitions or investments may limit our growth. In pursuing acquisition and investment opportunities, we face competition from other companies having similar growth and investment strategies, many of which may have substantially greater resources than us. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices, higher risks and a diminished pool of businesses, services or products available for acquisition or investment.

   Strategic investments or acquisitions and joint ventures, or our entry into new business areas, may result in additional risks and uncertainties in our business.

     We have grown and intend to continue to grow our business both through internal expansion and through strategic investments, acquisitions or joint ventures. When we make strategic investments or acquisitions or enter into joint ventures, we expect to face numerous risks and uncertainties in combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with customers and business partners.

     Acquisitions also frequently result in recording of goodwill and other intangible assets, which are subject to potential impairments in the future that could have a material adverse effect on our operating results. Furthermore, the costs of integrating acquired businesses (including restructuring charges associated with the acquisitions, as well as other acquisition costs, such as accounting fees, legal fees and investment banking fees) could significantly impact our operating results.

     Although we perform due diligence on the businesses we purchase, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual condition of these businesses. We may not be able to ascertain the value or understand the potential liabilities of the acquired businesses and their operations until we assume operating control of the assets and operations of these businesses.

     Furthermore, any acquisitions of businesses or facilities, including our recent acquisition of Compton, could entail a number of risks, including:

  problems with the effective integration of operations;

  inability to maintain key pre-acquisition business relationships;

  increased operating costs;

  exposure to substantial unanticipated liabilities;

  difficulties in realizing projected efficiencies, synergies and cost savings;

  the risks of entering markets in which we have limited or no prior experience; and

  the possibility that we may be unable to recruit additional managers with the necessary skills to supplement the management of the acquired businesses.

     In addition, geographic and other expansions, acquisitions or joint ventures may require significant managerial attention, which may be diverted from our other operations. If we are unsuccessful in overcoming these risks, our business, financial condition or results of operations could be materially and adversely affected.

   The industries in which we operate may be affected by disruptions beyond our control.

     Our global commodity supply chain operations include direct or indirect investments in assets, such as smelting, refining, mining, processing and hydrocarbon operations. Transport disruption, weather and natural disasters such as hurricanes and flooding, unexpected maintenance problems, collapse or damage to mines or wells, unexpected geological variations, labour disruptions and changes in laws and regulations relating to occupational safety, health and environmental matters are some of the factors that may adversely affect our financial condition and results of operations. These factors can affect costs at particular assets for varying periods. In addition, smelting, refining, mining, processing and hydrocarbon operations also rely on key inputs, such as labour, spare parts, fuel and electricity. Disruption to the supply of key inputs, or changes in their pricing, may have a significant adverse impact on our future results.

   Our commodities activities are subject to counterparty risks associated with performance of obligations by our counterparties and suppliers.

     Our business is subject to commercial risks, which include counterparty risk, such as failure of performance by commodities suppliers and failure of payment by our trading customers. We seek to reduce the risk of supplier non-performance by requiring credit support from creditworthy financial institutions where appropriate. We attempt to reduce the risk of non-payment by purchasers of commodities by imposing limits on open accounts extended to creditworthy customers and imposing credit support requirements for other customers. Nevertheless, we are exposed to the risk that parties owing us or our clients and other financial intermediaries may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing deposits, the extension of credit in trading and investment activities and participation in payment, securities and commodity trading transactions on our behalf and as an agent on behalf of our clients. If any of these parties default on their obligations, our business, results of operations, financial condition and cash flow could be adversely affected.

   Larger and more frequent capital commitments in our global commodity supply chain business increase the potential for significant losses.

     We may enter into large transactions in which we commit our own capital as part of our global commodity supply chain business to facilitate client trading activities. The number and size of these large transactions may materially affect our results of operations in a given period. Market fluctuations may also cause us to incur significant losses from our trading activities. To the extent that we own assets (i.e., have long positions), a downturn in the value of those assets or in the markets in which those assets are traded could result in losses. Conversely, to the extent that we have sold assets we do not own (i.e., have short positions) in any of those markets, an upturn in those markets could expose us to potentially large losses as we attempt to cover our short positions by acquiring assets in a rising market.

   We are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow.

     We manage transaction risks through allocating and monitoring our capital investments in circumstances where the risk to our capital is minimal, carefully screening clients and transactions, and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from, among other things, our trading and merchant banking activities. These risks include market and credit risks associated with our merchant banking operations. We intend to make investments in highly unstructured situations and in companies undergoing severe financial distress. Such investments often involve severe time constraints. These investments may expose us to significant transaction risks. An unsuccessful investment may result in the total loss of such an investment and may have a material adverse effect on our business, results of operations, financial condition and cash flow.

   Our risk management strategies leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition.

     We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we use derivative foreign exchange contracts to manage our exposure and our clients’ exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may affect our risk management strategies during this time and unanticipated developments could impact our risk management strategies in the future.

   Derivative transactions may expose us to unexpected risk and potential losses.

     We, from time to time, enter into derivative transactions that require us to deliver to the counterparty the underlying security, loan or other obligation in order to receive payment. In a number of cases, we may not hold the underlying security, loan or other obligation and may have difficulty obtaining, or be unable to obtain, the underlying security, loan or other obligation through the physical settlement of other transactions. As a result, we are subject to the risk that we may not be able to obtain the security, loan or other obligation within the required contractual time frame for delivery. This could cause us to forfeit the payments due to us under these contracts or result in settlement delays with the attendant credit and operational risk as well as increased costs to us.

   Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

     Fluctuation in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase or decrease in market interest rates may result in changes to the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates.

   Our operations and infrastructure may malfunction or fail.

     Our business is highly dependent on our ability to process, on a daily basis, a number of transactions across diverse markets, and the transactions we process have become increasingly complex. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. If any of these systems do not operate properly or are disabled, or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer impairments, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

   The exploration and development of mining and resource properties is inherently dangerous and subject to risks beyond our control.

     Companies engaged in resource activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increases in the cost of labour, social unrest, fires, changes in the regulatory environment, impact of non-compliance with laws and regulations, explosions, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may: (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or other resource from the company’s resources or expected reserves; (ii) result in a write down or write-off of the carrying value of one or more projects; (iii) cause delays or stoppage of mining or processing; (iv) result in the destruction of properties, processing facilities or third party facilities necessary for operations; (v) cause personal injury or death and related legal liability; or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which we hold an interest or any other properties we acquire in the future and have a material and adverse effect on our results of operations and financial condition.

   Our natural gas and oil related operations are subject to inherent risks and hazards.

     There are many operating risks and hazards inherent in exploring for, producing, processing, and transporting natural gas and oil. Drilling operations may encounter unexpected formations or pressures that could cause damage to equipment or personal injury and fires, explosions, blowouts, spills, or other accidents may occur. Additionally, we could experience interruptions to, or the termination of, drilling, production, processing, and transportation activities due to bad weather, natural disasters, delays in obtaining governmental approvals or consents, insufficient storage or transportation capacity, or other geological and mechanical conditions. Any of these events that result in a shutdown or slowdown of operations will adversely affect our business. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

     Drilling activities, including completions, are subject to the risk that no commercially productive reservoirs will be encountered and we will not recover all or any portion of our investment. The cost of drilling, completing, and operating wells is often uncertain due to drilling in unknown formations, the costs associated with encountering various drilling conditions, such as over pressured zones, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

   Mineral Resource calculations are only estimates.

     Any figures presented for mineral resources in this document are only estimates. There are numerous uncertainties inherent in estimating mineral resources. Such estimates are subjective, and the accuracy of mineral resource estimation is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. These amounts are estimates only and the actual level of recovery of minerals from such deposits may be different. Differences between our assumptions, including economic assumptions such as mineral prices, market conditions and actual events, could have a material adverse effect on our mineral reserve and mineral resource estimates, financial position and results of operation. No assurance can be given that any mineral resource estimates will be ultimately reclassified as reserves.

   Estimates of natural gas and oil reserves involve uncertainty.

     Estimates of natural gas and oil reserves, involve a great deal of uncertainty because they depend upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that an oil and gas reservoir exists at a particular location and whether hydrocarbons are recoverable from the reservoir. The probability of the existence and recoverability of reserves is less than 100% and actual recoveries may be materially different from estimates.

     Such estimates require numerous assumptions relating to operating conditions and economic factors, including the prices of such commodities, availability of investment capital, recovery costs, the availability of enhanced recovery techniques, the ability to market production, and governmental and other regulatory factors, such as taxes, royalty rates, and environmental laws. A change in one or more of these factors could result in known quantities of natural gas and oil previously estimated becoming unrecoverable. Each of these factors also impacts recovery costs and production rates. In addition, estimates of reserves that are prepared by different independent engineers, or by the same engineers at different times, may vary substantially.

   If we are unsuccessful in acquiring or finding additional reserves, our future natural gas, natural gas liquid and oil production would decline, thereby reducing our cash flows and results of operations and impairing our financial condition.

     The rate of production from our natural gas and oil properties generally declines as reserves are depleted. Except to the extent we acquire interests in additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, optimize production performance or identify additional reserves, our proved reserves will decline materially as natural gas, natural gas liquids and oil are produced. Accordingly, to the extent we are not successful in replacing such production, our future revenues may decline.

     Creating and maintaining an inventory of prospects for future production depends on many factors, including:

  obtaining rights to explore for, develop and produce hydrocarbons in promising areas;

  drilling success;

  the ability to complete long lead-time, capital-intensive projects timely and on budget;

  the ability to find or acquire additional proved reserves at acceptable costs; and

  the ability to fund such activity.

   Our global commodity supply chain operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations.

     All phases of a resource business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Compliance with such laws and regulations can require significant expenditures, and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by the operator of properties underlying our interests or by us, as an owner or operator of a property, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty or other interest, which could have a material adverse effect on our results of operations and financial condition. Further, environmental hazards may exist on the properties on which we hold interests, which are unknown to us at present and have been caused by previous or existing owners or operators of the properties.

     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource operations or in the exploration or development of resource properties may also be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     We may not be fully insured against certain environmental risks, either because such insurance is not available or because of high premium costs. In particular, insurance against risks from environmental pollution occurring over time, as opposed to sudden and catastrophic damages, is not available on economically reasonable terms. Accordingly, our properties may be subject to liability due to hazards that cannot be insured against or that have not been insured against due to prohibitive premium costs or for other reasons.

   Future environmental and reclamation obligations respecting our resource properties and interests may be material.

     We have not established a separate reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. Any site reclamation or abandonment costs incurred in the ordinary course in a specific period will be funded out of cash flow from operations. It is not possible for us to predict our ability to fully fund the cost of all of our future environmental, abandonment and reclamation obligations. We expect to incur site restoration costs over a prolonged period as wells reach the end of their economic life. There are significant uncertainties related to decommissioning obligations and the impact on the financial statements could be material. The eventual timing of and costs for these asset retirement obligations could differ from current estimates. The main factors that can cause expected cash flows to change are:

  changes to laws and legislation;

  construction of new facilities;

  change in the reserve estimate and the resulting amendment to the life of the reserves for our hydrocarbon operations; and

  changes in technology.

   We or the operators of our current and any future resource interests may not be able to secure required permits and licenses.

     Operations underlying our resource interests may require licenses and permits from various governmental authorities. There can be no assurance that we or the operator of any given project will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development or other resource operations.

   There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders.

     There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further business activities. We may require new capital to grow our business and there are no assurances that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity, which would result in dilution to our shareholders.

   Limitations on our access to capital could impair our liquidity and our ability to conduct our businesses.

     Liquidity, or ready access to funds, is essential to companies engaged in commodities trading and financing and merchant banking. Failures of financial firms have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to our commodities and resources business, and perceived liquidity issues may affect our clients’ and counterparties’ willingness to engage in transactions with us. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our clients, counterparties, our lenders or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

   We may substantially increase our debt in the future.

     We expect that it may be necessary for us to obtain financing with banks or financial institutions to provide funds for working capital, capital purchases, potential acquisitions and business development. However, because of our cash flow position, we do not expect that we will have any immediate need to obtain additional financing. Interest costs associated with any debt financing may adversely affect our profitability. Further, the terms on which amounts may be borrowed – including standard financial covenants regarding the maintenance of financial ratios, the prohibition against engaging in major corporate transactions or reorganizations and the payment of dividends – may impose additional constraints on our business operations and our financial strength.

   As a result of our global operations, we are exposed to political, economic, legal, operational and other risks that could adversely affect our business, our results of operations, financial condition and cash flow.

     In conducting our business in major markets around the world, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions, and terrorism. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into Swiss francs, Canadian dollars, Euros or other hard currencies, or to take those other currencies out of those countries. If any of these risks become a reality, our business, results of operations, financial condition and cash flow could be negatively impacted.

   We are exposed to litigation risks in our business that are often difficult to assess or quantify. We anticipate that we will incur significant legal expenses every year in defending against litigation.

     We are exposed to legal risks in our business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks involved or that they were not authorized or permitted to enter into such transactions with us and that their obligations to us are not enforceable. During a prolonged market downturn, we expect these types of claims to increase. We are also exposed to legal risks in our merchant banking activities.

     We seek to invest in undervalued businesses or assets often as a result of financial, legal, regulatory or other distress affecting them. Investing in distressed businesses and assets can involve us in complex legal issues relating to priorities, claims and other rights of stakeholders. These risks are often difficult to assess or quantify, and their existence and magnitude often remains unknown for substantial periods of time. We may incur significant legal and other expenses in defending against litigation involved with any of these risks and may be required to pay substantial damages for settlements and/or adverse judgments. Substantial legal liability or significant regulatory action against us could have a material adverse effect on our financial condition and results of operations.

   We rely significantly on the skills and experience of our executives, and the loss of any of these individuals may harm our business.

     Our future success depends to a significant degree on the skills, experience and efforts of our executives, and the loss of their services may compromise our ability to effectively conduct our business. We do not maintain “key person” insurance in relation to any of our employees.

   We may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business, and the failure to operate our business effectively could have a material and adverse effect on our profitability, financial condition and results of operations.

     We are dependent upon the continued availability and commitment of our management, whose contributions to immediate and future operations are of significant importance. The loss of any such management could negatively affect our business operations. From time to time, we will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. The number of persons skilled in the acquisition, exploration and development of royalties and interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance of our ability to attract and retain such personnel. If we are not successful in attracting and retaining qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material and adverse impact on our profitability, results of operations and financial condition.

   Certain of our directors and officers may, from time to time, serve in similar positions with other public companies, which may put them in a conflict position with us from time to time.

     Certain of our directors and officers may, from time to time, serve as directors or officers of other companies involved in similar businesses to us, and, to the extent that such other companies may participate in the same ventures in which we may seek to participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us in commodities trading, financing and merchant banking and for the acquisition of royalties, similar interests or resources properties or projects. Such conflicts of our directors and officers may result in a material and adverse effect on our results of operations and financial condition.

   We conduct business in countries with a history of corruption and transactions with foreign governments, and doing so increases the risks associated with our international activities.

     As we operate internationally, we are subject to the United States Foreign Corrupt Practices Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. We have operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by employees. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees or consultants may engage in conduct for which we might be held responsible. Violations of the Foreign Corrupt Practices Act may result in criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

   Employee misconduct could harm us and is difficult to detect and deter.

     It is not always possible to detect and deter employee misconduct. The precautions we take to detect and prevent employee misconduct may not be effective in all cases, and we could suffer significant reputational and economic harm for any misconduct by our employees. The potential harm to our reputation and to our business caused by such misconduct is impossible to quantify.

   We may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters.

     The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic or other widespread health emergency (or concerns over the possibility of such an emergency), terrorist attacks or natural disasters, could create economic and financial disruptions, could lead to operational difficulties (including travel limitations) that could impair our ability to manage our business and could expose our insurance subsidiaries to significant losses.

General Risks Faced by Us

   Investors’ interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

     Our constating documents authorize the issuance of our common shares, class A common shares and class A preference shares, issuable in series. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in us will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

   Certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares.

     Certain provisions of our charter documents and the corporate legislation which govern us may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms, limiting the persons who may call special meetings of shareholders and the adoption of a shareholder rights plan. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common shares could decline.

Additional Information

     We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

September 30, 2013

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

     In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, MFC Industrial Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2013.

NOTICE TO READER OF THE INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

     The accompanying interim condensed consolidated statements of financial position of MFC Industrial Ltd. as at September 30, 2013 and the related condensed consolidated statements of operations, comprehensive income and cash flows for the three- and nine-month periods then ended and the condensed consolidated statements of changes in equity for the nine-month period then ended are the responsibility of management. These condensed consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of MFC Industrial Ltd.

     The interim condensed consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with IFRS.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited)
(United States Dollars in Thousands)

	September 30,	December 31,
	2013	2012
ASSETS
Current Assets
Cash and cash equivalents	$281,225	$273,790
Short-term deposits	188	182
Securities	12,253	6,658
Restricted cash	243	889
Trade receivables	95,504	72,820
Other receivables	22,450	18,314
Inventories	94,589	142,925
Real estate held for sale	47,510	12,210
Deposits, prepaid and other	26,998	27,833
Assets held for sale	105,440	124,192
Total current assets	686,400	679,813
Non-current Assets
Securities	5,574	9,637
Equity method investments	24,493	22,382
Investment property	—	34,152
Property, plant and equipment	78,481	80,139
Interests in resource properties	339,515	383,745
Hydrocarbon probable reserves	95,903	99,142
Hydrocarbon unproved lands	30,520	31,701
Accrued pension assets, net	760	—
Deferred income tax assets	27,136	25,640
Other	631	776
Total non-current assets	603,013	687,314
	$1,289,413	$1,367,127
LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	$165,949	$150,396
Debt, current portion	40,555	44,169
Account payables and accrued expenses	58,593	79,323
Facility term financing	6,701	10,462
Provisions	70	80
Income tax liabilities	2,163	2,866
Deferred sale liabilities	—	26,637
Liabilities relating to assets held for sale	13,614	29,806
Total current liabilities	287,645	343,739
Long-term Liabilities
Debt, less current portion	145,977	118,824
Facility term financing	—	12,263
Deferred income tax liabilities	3,340	3,391
Decommissioning obligations	106,850	136,642
Accrued pension obligations, net	—	1,228
Puttable instrument financial liabilities	7,703	7,761
Total long-term liabilities	263,870	280,109
Total liabilities	551,515	623,848
Equity
Capital stock	383,116	382,746
Treasury stock	(68,980)	(68,610)
Contributed surplus	13,037	13,037
Retained earnings	419,417	406,078
Accumulated other comprehensive (loss) income	(11,251)	3,840
Shareholders’ equity	735,339	737,091
Non-controlling interests	2,559	6,188
Total equity	737,898	743,279
	$1,289,413	$1,367,127

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Nine Months Ended September 30, 2013 and 2012
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2013	2012
Net sales	$586,124	$369,091
Equity income	5,679	4,805
Gross revenues	591,803	373,896

Costs and Expenses:
Costs of sales	508,446	302,861
Selling, general and administrative	46,293	32,394
Share-based compensation — selling, general and administrative	—	9
Finance costs	11,551	6,913
	566,290	342,177
Income from operations	25,513	31,719

Other items:
Exchange differences on foreign currency transactions	104	774
Change in fair value of puttable instrument financial liabilities	(920)	—
Bargain purchase	—	225,183

Income before income taxes	24,697	257,676
Income tax (expense) recovery:
Income taxes	1,208	(417)
Resource property revenue taxes	(3,611)	(4,010)
	(2,403)	(4,427)
Net income for the period	22,294	253,249
Net income attributable to non-controlling interests	(67)	(1,103)
Net income attributable to owners of the parent company	$22,227	$252,146

Basic earnings per share	$0.36	$4.03
Diluted earnings per share	$0.35	$4.03

Weighted average number of common shares outstanding
— basic	62,552,126	62,556,572
— diluted	62,833,963	62,556,572

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended September 30, 2013 and 2012
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2013	2012
Net sales	$213,418	$118,597
Equity income	2,198	1,515
Gross revenues	215,616	120,112

Costs and Expenses:
Costs of sales	194,811	100,449
Selling, general and administrative	12,961	11,620
Finance costs	3,620	2,582
	211,392	114,651
Income from operations	4,224	5,461
Other items:
Exchange differences on foreign currency transactions	2,596	(206)
Change in fair value of puttable instrument financial liabilities	(441)	—
Bargain purchase	—	222,824

Income before income taxes	6,379	228,079
Income tax (expense) recovery:
Income taxes	2,738	(2,019)
Resource property revenue taxes	(2,067)	(1,445)
	671	(3,464)
Net income for the period	7,050	224,615
Net loss (income) attributable to non-controlling interests	(73)	(474)
Net income attributable to owners of the parent company	$6,977	$224,141

Basic earnings per share	$0.11	$3.58
Diluted earnings per share	$0.11	$3.58

Weighted average number of common shares outstanding
— basic	62,552,126	62,552,201
— diluted	62,723,772	62,552,201

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Nine Months Ended September 30, 2013 and 2012
(Unaudited)
(United States Dollars in Thousands)

	2013	2012
Net income for the period	$22,294	$253,249
Other comprehensive income (loss), net of income taxes:
Net exchange differences arising from translating financial statements of
foreign operations and U.S. dollar reporting	(16,160)	(513)
Net fair value (loss) gain on available-for-sale securities	(113)	413
Remeasurement of net defined benefit assets or liabilities	1,072	—
	(15,201)	(100)
Total comprehensive income for the period	7,093	253,149
Comprehensive loss (income) attributable to non-controlling interests	43	(1,143)
Comprehensive income attributable to owners of the parent company	$7,136	$252,006
Other comprehensive income (loss), net of income taxes, comprised amounts:
will not be reclassified subsequently to profit or loss	$3,760	$(2,119)
will be reclassified subsequently to profit or loss when specific conditions are met	(18,961)	2,019
	$(15,201)	$(100)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Three Months Ended September 30, 2013 and 2012
(Unaudited)
(United States Dollars in Thousands)

	2013	2012
Net income for the period	$7,050	$224,615
Other comprehensive income (loss), net of income taxes:
Net exchange differences arising from translating financial statements of
foreign operations and U.S. dollar reporting	3,948	1,703
Net fair value loss on available-for-sale securities	(486)	(1,376)
Remeasurement of net defined benefit assets or liabilities	262	—
	3,724	327
Total comprehensive income for the period	10,774	224,942
Comprehensive income attributable to non-controlling interests	(82)	(473)
Comprehensive income attributable to owners of the parent company	$10,692	$224,469
Other comprehensive income (loss), net of income taxes, comprised amounts:
will not be reclassified subsequently to profit or loss	$1,215	$(2,537)
will be reclassified subsequently to profit or loss when specific conditions are met	2,509	2,864
	$3,724	$327

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Nine Months Ended September 30, 2013 and 2012
(Unaudited)
(United States Dollars in Thousands)

							Accumulated Other
	Capital Stock		Treasury Stock				Comprehensive Income
					Contributed
					Surplus,		Available-	Defined	Currency	Share-	Non-
	Number		Number		Share-based	Retained	for-Sale	Benefit	Translation	holders’	controlling	Total
	of Shares	Amount	of Shares	Amount	Compensation	Earnings	Securities	Obligations	Adjustment	Equity	Interests	Equity
Balance at December 31, 2012	67,132,106	$382,746	(4,579,980)	$(68,610)	$13,037	$406,078	$(119)	$961	$2,998	$737,091	$6,188	$743,279
Net income	—	—	—	—	—	22,227	—	—	—	22,227	67	22,294
Dividends paid	—	—	—	—	—	(11,259)	—	—	—	(11,259)	(779)	(12,038)
Issuance of preferred
shares as dividends	369,830	370	(369,830)	(370)	—	—	—	—	—	—	—	—
Acquisition and elimination
of non-controlling interests	—	—	—	—	—	2,371	—	—	—	2,371	(2,807)	(436)
Net fair value loss	—	—	—	—	—	—	(113)	—	—	(113)	—	(113)
Net gain on remeasurements	—	—	—	—	—	—	—	1,072	—	1,072	—	1,072
Net exchange differences	—	—	—	—	—	—	—	—	(16,050)	(16,050)	(110)	(16,160)
Balance at September 30, 2013	67,501,936	$383,116	(4,949,810)	$(68,980)	$13,037	$419,417	$(232)	$2,033	$(13,052)	$735,339	$2,559	$737,898

Balance at December 31, 2011	66,648,296	$382,289	(4,086,875)	$(68,117)	$13,028	$213,200	$(4,759)	$—	$10,982	$546,623	$2,524	$549,147
Net income	—	—	—	—	—	252,146	—	—	—	252,146	1,103	253,249
Cancellation of fractional shares	(3,267)	—	—	—	—	—	—	—	—	—	—	—
Buy-back of odd-lot shares	(6,028)	(36)	—	—	—	(8)	—	—	—	(44)	—	(44)
Dividends paid and payable	—	—	—	—	—	(10,009)	—	—	—	(10,009)	(664)	(10,673)
Share-based compensation	—	—	—	—	9	—	—	—	—	9	—	9
Issuance of preferred
shares as dividends	493,105	493	(493,105)	(493)	—	—	—	—	—	—	—	—
Option payments for a special
purpose entity	—	—	—	—	—	4,931	—	—	—	4,931	—	4,931
Net fair value gain	—	—	—	—	—	—	413	—	—	413	—	413
Net exchange differences	—	—	—	—	—	—	—	—	(553)	(553)	40	(513)
Balance at September 30, 2012	67,132,106	$382,746	(4,579,980)	$(68,610)	$13,037	$460,260	$(4,346)	$—	$10,429	$793,516	$3,003	$796,519

	Owners
Total Comprehensive	of the	Non-
Income (Loss) for the	Parent	Controlling
Nine Months Ended September 30:	Company	Interests	Total
2013	$7,136	$(43)	$7,093
2012	$252,006	$1,143	$253,149

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2013 and 2012
(Unaudited)
(United States Dollars in Thousands)

	2013	2012
Cash flows from operating activities:
Net income	$22,294	$253,249
Adjustments for:
Amortization, depreciation and depletion	18,383	17,938
Exchange differences on foreign currency transactions	(104)	(774)
Gain on trading securities, net	(2,243)	(1,024)
(Gain) loss on available-for-sale and other securities, net	(243)	199
Share-based compensation	—	9
Deferred income taxes	(2,437)	(2,151)
Equity income	(5,679)	(4,805)
Market value increment on commodity inventories	(6,463)	1,092
Change in fair value of puttable instrument financial liabilities	920	—
Bargain purchase	—	(225,183)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	—	(15)
Short-term securities	(3,415)	5,775
Restricted cash	653	(35)
Bills of exchange	—	10,545
Receivables	(25,177)	(11,773)
Inventories	25,107	(41,099)
Deposits, prepaid and other	1,708	(6,607)
Assets held for sale	(516)	—
Short-term bank borrowings	11,277	(2,198)
Account payables and accrued expenses	(25,791)	5,400
Deferred sale liabilities	—	(13,792)
Income tax liabilities	(108)	(947)
Provisions	(13)	(915)
Decommissioning obligations	(2,565)	—
Accrued pension obligations, net	(848)	—
Other, net	1,567	445
Cash flows provided by (used in) continuing operating activities	6,307	(16,666)
Cash flows from continuing investing activities:
Purchases of property, plant and equipment, net	(3,535)	(5,467)
Purchases of hydrocarbon assets, net	(2,140)	—
Purchases of long-term investments	(1,100)	(4,600)
Proceeds from sales of long-term investments	4,187	1,161
Acquisition of a subsidiary, net of cash acquired	—	(69,837)
Purchases of non-controlling interests	(436)	—
Increase in loan receivable	—	(81)
Decrease in loan receivable	—	19,950
Other	5,015	5,688
Cash flows provided by (used in) continuing investing activities	1,991	(53,186)
Cash flows from continuing financing activities:
Debt repayment	(28,554)	(28,614)
Debt borrowing	47,307	28,000
Change in credit facilities	—	(33,136)
Reduction in facility term financing	(11,650)	(2,611)
Shares repurchased	—	(44)
Dividends paid to non-controlling interests	(779)	(664)
Dividends paid to shareholders	(11,259)	(10,009)
Cash flows used in continuing financing activities	(4,935)	(47,078)
Exchange rate effect on cash and cash equivalents	4,072	656
Increase (decrease) in cash and cash equivalents	7,435	(116,274)
Cash and cash equivalents, beginning of period	273,790	387,052
Cash and cash equivalents, end of period	$281,225	$270,778

Cash and cash equivalents at end of period consisted of:
Cash	$172,756	$202,138
Money market and highly liquid funds	108,469	68,640
	$281,225	$270,778

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended September 30, 2013 and 2012
(Unaudited)
(United States Dollars in Thousands)

	2013	2012
Cash flows from operating activities:
Net income	$7,050	$224,615
Adjustments for:
Amortization, depreciation and depletion	4,960	9,714
Expiry of hydrocarbon undeveloped lands	(86)	—
Exchange differences on foreign currency transactions	(2,596)	206
Gain on trading securities, net	(1,157)	(571)
Loss on available-for-sale and other securities, net	—	358
Deferred income taxes	(2,375)	305
Equity income	(2,198)	(1,515)
Market value increment on commodity inventories	597	(454)
Change in fair value of puttable instrument financial liabilities	441	—
Bargain purchase	—	(222,824)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	—	(15)
Short-term securities	260	1,706
Restricted cash	69	(101)
Receivables	8,004	4,666
Inventories	13,456	(8,646)
Deposits, prepaid and other	1,246	(338)
Assets held for sale	(626)	—
Short-term bank borrowings	(15,016)	(2,800)
Account payables and accrued expenses	(28,587)	1,778
Deferred sale liabilities	—	(2,624)
Income tax liabilities	(895)	1,692
Provisions	(8)	(1,185)
Decommissioning obligations	(1,110)	—
Accrued pension obligations, net	(579)	—
Other, net	993	216
Cash flows (used in) provided by continuing operating activities	(18,157)	4,183
Cash flows from continuing investing activities:
Purchases of property, plant and equipment, net	—	(4,779)
Purchases of hydrocarbon assets, net	(1,155)	—
Purchases of long-term investments	—	(2,000)
Proceeds from sales of long-term investments	—	124
Acquisition of a subsidiary, net of cash acquired	—	(41,866)
Other	1,285	1,932
Cash flows (used in) provided by continuing investing activities	130	(46,589)
Cash flows from continuing financing activities:
Debt repayment	(17,032)	(2,611)
Debt borrowing	793	—
Change in credit facilities	—	(33,136)
Reduction in facility term financing	(6,030)	(2,611)
Shares repurchased	—	(10)
Dividends paid to non-controlling interests	(779)	(664)
Dividends paid to shareholders	(3,753)	(3,753)
Cash flows used in continuing financing activities	(26,801)	(42,785)
Exchange rate effect on cash and cash equivalents	6,701	389
Decrease in cash and cash equivalents	(38,127)	(84,802)
Cash and cash equivalents, beginning of period	319,352	355,580
Cash and cash equivalents, end of period	$281,225	$270,778

Cash and cash equivalents at end of period consisted of:
Cash	$172,756	$202,138
Money market and highly liquid funds	108,469	68,640
	$281,225	$270,778

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2013
(Unaudited)

Note 1. Nature of Business

     MFC Industrial Ltd. (“MFC Industrial” or the “Company”) is incorporated under the laws of British Columbia, Canada. MFC Industrial is a global commodities supply chain company.

     In September 2012, MFC Industrial, through its Austrian subsidiary, acquired all of the issued and outstanding shares of Compton Petroleum Corporation (“CPC” or “Compton”). Compton, its subsidiary, joint arrangements and structured entity (collectively, “CPC Group”) are in the hydrocarbon business. The Group consolidated the results of the operations of CPC Group since September 7, 2012.

Note 2. Basis of Presentation and Significant Accounting Policies

     These condensed consolidated financial statements contained herein include the accounts of MFC Industrial and entities it controls (collectively, the “Group”). The presentation currency of these consolidated financial statements is the United States of America (the “U.S.”) dollar ($), as rounded to the nearest thousand (except per share amounts and amounts indicated in specific monetary units).

     The interim financial report has been prepared by MFC Industrial in accordance with the English language version of International Financial Reporting Standards (“IFRS”) which include International Accounting Standards (“IAS”) and Interpretations (“IFRIC” and “SIC”) as issued by the International Accounting Standards Board (the “IASB”). The Group’s interim financial statements for the nine months and three months ended September 30, 2013 are in compliance with IAS 34, Interim Financial Reporting. The same accounting policies and methods of computation are followed in the interim financial statements as compared with the most recent annual financial statements, except for accounting policy changes made after the date of the most recent annual financial statements which are disclosed in Note 3 to this interim financial report. In accordance with IAS 34, certain information and footnote disclosure normally included in annual financial statements have been omitted or condensed.

     The measurement procedures to be followed in an interim financial report are designed to ensure that the resulting information is reliable and that all material financial information that is relevant to an understanding of the financial position or performance of the Group is appropriately disclosed. While measurements in both annual and interim financial reports are often based on reasonable estimates, the preparation of the interim financial report generally requires a greater use of estimation methods than the annual financial report.

     In the opinion of MFC Industrial, its unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in MFC Industrial’s latest annual report on Form 20-F. The results for the periods presented herein are not indicative of the results for the entire year. The revenues from the Group’s commodities and resources activities involve seasonality and cyclicality.

Note 3. Accounting Policy Developments

     The following new standards and amendments were issued by the IASB that are mandatory for the Group’s accounting year 2013:

     IFRS 10, Consolidated Financial Statements (“IFRS 10”), establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 (Revised), Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities.

     IFRS 11, Joint Arrangements (“IFRS 11”), establishes principles for financial reporting by entities that have an interest in arrangements that are controlled jointly (i.e. joint arrangements). IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-Monetary Contributions by Venturers.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2013
(Unaudited)

Note 3. Accounting Policy Developments (continued)

     IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The objective of this IFRS is to require an entity to disclose information that enables users of its financial statements to evaluate: (a) the nature of, and risks associated with, its interests in other entities; and (b) the effects of those interests on its financial position, financial performance and cash flows.

     IAS 27, Separate Financial Statements (“IAS 27”), has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements. IAS 28, Investments in Associates and Joint Ventures (“IAS 28”), has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

     IFRS 13, Fair Value Measurement (“IFRS 13”), (a) defines fair value; (b) sets out in a single IFRS a framework for measuring fair value; and (c) requires disclosures about fair value measurements.

     Amendments, set out in Presentation of Items of Other Comprehensive Income¸ were issued to amend IAS 1, Presentation of Financial Statements. The amendments require the grouping of items of other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods.

     The adoption of these new standards and amendments does not have recognition and measurement impacts on the Group’s consolidated financial statements, except for additional disclosures.

     In accordance with IFRS 10, 11, 12 and amendments to IAS 27 and 28, the Group’s accounting policy on consolidation is as follows:

   Principles of Consolidation

     These consolidated financial statements include the accounts of MFC Industrial and entities it controls. The Company controls an investee if and only if the investor has all the following: (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) the ability to use its power over the investee to affect the amount of the investor’s returns.

     A joint arrangement is an arrangement of which two or more parties have joint control and has the following characteristics: (a) The parties are bound by a contractual arrangement and (b) the contractual arrangement gives two or more of those parties joint control of the arrangement. A joint arrangement is either a joint operation or a joint venture.

     A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

     The Group recognizes in relation to its interest in a joint operation:

(a)	its assets, including its share of any assets held jointly;

(b)	its liabilities, including its share of any liabilities incurred jointly;

(c)	its revenue from the sale of its share of the output arising from the joint operation;

(d)	its share of the revenue from the sale of the output by the joint operation; and

(e)	its expenses, including its share of any expenses incurred jointly.

     The Group recognizes its interest in a joint venture as an investment and accounts for that investment using the equity method in accordance with IAS 28, Investments in Associates and Joint Ventures.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2013
(Unaudited)

Note 3. Accounting Policy Developments (continued)

     Pursuant to IFRS 13, the following accounting policy on fair value measurement has been implemented:

   Fair Value Measurement

     IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement is for a particular asset or liability. Therefore, when measuring fair value, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either:

(a)	in the principal market for the asset or liability; or

(b)	in the absence of a principal market, in the most advantageous market for the asset or liability.

     The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. IFRS 13 establishes a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value into three levels:

     Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

     Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

     Level 3 inputs are unobservable inputs for the asset or liability.

     The following new accounting standard is expected to have significant effects on the Group’s accounting policies, financial positions and/or financial statement presentation.

     IFRS 9, Financial Instruments (“IFRS 9”), replaces IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the many different impairment methods in IAS 39. Pursuant to IFRS 9, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than in the profit or loss. New requirements for the derecognition of financial instruments, impairment and hedge accounting are expected to be added to IFRS 9. In December 2011, the IASB issued amendments to IFRS 9 that defer the mandatory effective date from January 1, 2013 to January 1, 2015. The deferral will make it possible for all phases of the project to have the same mandatory effective date. The amendments also provide relief from the requirement to restate comparative financial statements for the effect of applying IFRS 9. Additional transition disclosures will be required to help investors understand the effect that the initial application of IFRS 9 has on the classification and measurement of financial instruments. Early application of IFRS 9 is still permitted. Management is currently evaluating the impacts that IFRS 9 will have on the Group’s consolidated financial statements.

Note 4. Business Segment Information

     The Group is primarily in the global commodities supply chain business.

     In reporting to management, the Group’s operating results are categorized into the following operating segments: commodities and resources, merchant banking and all other segments.

     Commodities and resources segment includes trading of commodities and resources, as well as the related producing, processing and extracting activities. It also includes the royalty income from the Group’s interests in resource properties.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2013
(Unaudited)

Note 4. Business Segment Information (continued)

     Merchant banking segment includes proprietary investing and provision of financial services. The Group seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relative short time period. The merchant banking business also provides supply chain structured solutions.

     All other segment includes the Group’s corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group’s (a) reported revenue, (b) net income or (c) combined assets. The Group’s other operating segments primarily include business activities in medical equipment, instruments, supplies and services.

   Products and Services

     The Group’s total revenues comprised the following for the nine months and three months ended September 30, 2013 and 2012, respectively:

Nine Months Ended September 30:	2013	2012
Commodities and resources	$555,294	$337,516
Fees	7,828	5,528
Gains on securities, net	2,957	850
Interest	5,526	7,756
Dividends	289	330
Equity income	5,679	4,805
Gains on derivative instruments, net	—	4,669
Other	14,230	12,442
Total revenues	$591,803	$373,896

Three Months Ended September 30:	2013	2012
Commodities and resources	$203,326	$105,915
Fees	2,144	1,698
Gains on securities, net	1,202	227
Interest	1,952	1,915
Dividend	17	27
Equity income	2,198	1,515
Gains on derivative instruments, net	—	4,402
Other	4,777	4,413
Total revenues	$215,616	$120,112

     The Group’s revenues consolidated the revenues of CPC Group in the Group’s commodities and resources segment since September 7, 2012.

   Segment Operating Results

	Nine months ended September 30, 2013
	Commodities	Merchant
	and resources	banking	All other	Total
Revenues from external customers	$566,572	$8,880	$16,351	$591,803
Intersegment sale	765	5,328	269	6,362
Interest expense	11,009	31	66	11,106
Income (loss) from continuing operations
before income taxes	17,557	13,579	(6,439)	24,697

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2013
(Unaudited)

Note 4. Business Segment Information (continued)

	Nine months ended September 30, 2012
	Commodities	Merchant
	and resources	banking	All other	Total
Revenues from external customers	$345,822	$14,290	$13,784	$373,896
Intersegment sale	177	8,218	265	8,660
Interest expense	5,984	41	2	6,027
Income (loss) from continuing operations
before income taxes	20,995	241,776 *	(5,095)	257,676
____________________

*	including bargain purchase of $225,183

	Three months ended September 30, 2013
	Commodities	Merchant
	and resources	banking	All other	Total
Revenues from external customers	$205,962	$2,663	$6,991	$215,616
Intersegment sale	635	1,954	89	2,678
Interest expense	3,560	—	4	3,564
Income from continuing operations
before income taxes	3,599	1,148	1,632	6,379

	Three months ended September 30, 2012
	Commodities	Merchant
	and resources	banking	All other	Total
Revenues from external customers	$107,797	$7,440	$4,875	$120,112
Intersegment sale	177	2,651	93	2,921
Interest expense	2,057	—	—	2,057
Income (loss) from continuing operations
before income taxes	(556)	230,269 *	(1,634)	228,079
____________________

*	including bargain purchase of $222,824.

Note 5. Capital Stock

     Currently, MFC Industrial has two classes of capital stock: common shares (the “Common Shares”) and preferred shares (the “Preferred Shares”). As at September 30, 2013, there are 62,552,126 Common Shares issued and outstanding.

     All the treasury stock are held by wholly-owned subsidiaries.

Note 6. Condensed Consolidated Statements of Operations

Nine Months Ended September 30:

   Revenues

	2013	2012
Gross revenues as reported	$591,803	$373,896

For the components of the Group’s total revenues, please see Note 4.

The Group’s revenues included the following items:

	2013	2012
Net gains on securities	$2,957	$850

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2013
(Unaudited)

Note 6. Condensed Consolidated Statements of Operations (continued)

     The Group’s net gains on securities comprised:

	2013	2012
Trading securities	$2,242	$1,024
Available-for-sale securities	243	(199)
Subsidiary	415	—
Holding gain on advance sales of securities	57	25
Net gain on securities	$2,957	$850

   Expenses

     The Group’s costs of sales comprised:

	2013	2012
Commodities and resources	$512,357	$300,419
Credit losses (recovery) on loans and receivables	78	(608)
Gain on derivative instruments, net	(5,297)	—
Market value adjustment on commodities, net	(6,463)	1,092
Other	7,771	1,958
Total costs of sales	$508,446	$302,861

     The Group included the following items in its costs of sales:

	2013	2012
Recovery of write-down of inventories, net	$—	$(4,012)
Loss on unwinding sale and repurchase arrangements	2,356	—
Reduction in liabilities for claims	(2,425)	—

     The Group included the following item in its general and administrative expenses:

	2013	2012
Reversal of accrued advisory fees	$(1,079)	$—

Note 7. Earnings per Share

     Earnings per share data for the nine months and three months ended September 30 from operations is summarized as follows:

Nine Months Ended September 30:	2013	2012
Basic earnings from continuing operations available to holders of
common shares	$22,227	$252,146
Effect of dilutive securities:	—	—
Diluted earnings from continuing operations	$22,227	$252,146

	Number of Shares
	2013	2012
Weighted average number of common shares outstanding — basic	62,552,126	62,556,572
Effect of dilutive securities:
Options	281,837	—
Weighted average number of common shares outstanding — diluted	62,833,963	62,556,572

Three Months Ended September 30:	2013	2012
Basic earnings from continuing operations available to holders of
common shares	$6,977	$224,141
Effect of dilutive securities:	—	—
Diluted earnings from continuing operations	$6,977	$224,141

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2013
(Unaudited)

Note 7. Earnings per Share (continued)

	Number of Shares
	2013	2012
Weighted average number of common shares outstanding — basic	62,552,126	62,552,201
Effect of dilutive securities:
Options	171,646	—
Weighted average number of common shares outstanding — diluted	62,723,772	62,552,201

Note 8. Dividend Paid

     On January 14, 2013, MFC Industrial announced its annual cash dividend for 2013 as follows:

  The 2013 annual cash dividend will be $0.24 per common share in total, paid in quarterly installments.

  The first payment of $0.06 per common share was paid on February 8, 2013 to shareholders of record on January 25, 2013.

  The second payment of $0.06 per common share was paid on April 22, 2013 to shareholders of record on April 12, 2013.

  The third payment of $0.06 per common share was paid on July 30, 2013 to shareholders of record on July 19, 2013.

  The fourth payment of $0.06 per common share was paid on October 28, 2013 to shareholders of record on October 15, 2013.

  The dividend is subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada).

Note 9. Related Party Transactions

     In the normal course of operations, the Group enters into transactions with related parties which include affiliates in which the Group has a significant equity interest (10% or more) or which have the ability to influence the affiliates’ or the Group’s operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value which represents the amounts of consideration established and agreed to by the parties. In addition to transactions disclosed elsewhere in the financial statements, the Group had the following transactions with affiliates during the nine months ended September 30, 2013:

Net sales	$1,159
Dividends income*	131
Royalty expense paid and payable	(428)
____________________

*	included in income from commodities and resources.

Note 10. Changes in Contingent Liabilities or Contingent Assets Since the End of the Last Annual Reporting Period

   Litigation

     The Group is subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at September 30, 2013.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2013
(Unaudited)

Note 10. Changes in Contingent Liabilities or Contingent Assets Since the End of the Last Annual Reporting Period (continued)

   Guarantees

     As at September 30, 2013, the Group had issued guarantees up to a maximum of $41,959 to its financing partners in the normal course of its commodities activities, of which $35,133 has been used and outstanding and has not been recorded as liabilities in the consolidated statement of financial position. There has been no claim against the guarantees.

   Contingent asset

     In June 2013, Alberta Canada, where Compton’s hydrocarbon business operates, experienced heavy rainfall that triggered catastrophic flooding described by the provincial government as the worst in Alberta’s history. Certain of Compton’s gas infrastructure were damaged.

     Compton have filed a claim for lost net revenues of approximately C$$7,500 and capital replacement costs of approximately C$1,500. None of these claims have been recognized in these consolidated financial statements.

Note 11. Fair Value Disclosures

   Assets and Liabilities Measured at Fair Value on a Recurring Basis as of September 30, 2013:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices
	in Active Markets	Significant Other	Significant
	for Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash and cash equivalents, short-term
cash deposits and restricted cash	$281,656	$—	$—
Trading securities	12,253	—	—
Available-for-sale securities	5,574	—	—
Derivatives, receivables	—	1,097	—
Inventories held by commodity
broker-traders	—	61,520	—
Total	$299,483	$62,617	$—

Liabilities:
Derivatives, payables	$—	$284	$—
Puttable instrument financial liabilities	—	—	7,703
Total	$—	$284	$7,703

     Level 1 fair value hierarchy: The fair value of cash and cash equivalents, restricted cash and short-term cash deposits is based on reported market value. The fair value of trading and available-for-sale securities is based on quoted market prices, unless it is not quoted in an active market.

     Level 2 fair value hierarchy: The fair values of the derivative financial instruments are based on the quoted market prices when possible; if not available, estimates from third-party brokers. These broker estimates are corroborated with multiple sources and/or other observable market data utilizing assumptions that market participants would use when pricing the asset or liability, including assumptions about risk and market liquidity. Inventories held by commodity broker-traders are measured at fair value less costs to sell and the fair value is based on the current selling price of the similar or identical. Inputs generally are readily observable or market-corroborated.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2013
(Unaudited)

Note 11. Fair Value Disclosures (continued)

     Level 3 fair value hierarchy: The fair values of the puttable instruments are determined using a discounted cash flow model.

   Liabilities Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3) as of September 30, 2013

		Puttable
		Instrument
		Financial
		Liabilities
Beginning balance		$7,761
Total realized and unrealized losses (gains):
-	included in earnings	920
-	included in other comprehensive income, exchange differences	—
Purchases, issuances, and settlements		—
Changes in estimates		(978)
Transfers in and/or out of Level 3		—
Ending balance		$7,703

   Assets measured at Fair Value on Nonrecurring Basis As of September 30, 2013

	Fair Value Measurements Using
	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets held for sale	$—	$—	$105,440	$(3,761)

Included in:
Earnings				$—
Other comprehensive income				(3,761)
				$(3,761)

     There were no transfers between Level 1 and Level 2 of the fair value hierarchy.

   Liabilities measured at Fair Value on Nonrecurring Basis As of September 30, 2013

	Fair Value Measurements Using
	Quoted Prices
	in Active Markets	Significant Other	Significant
	for Identical Assets	Observable Inputs	Unobservable Inputs	Total Losses
	(Level 1)	(Level 2)	(Level 3)	(Gain)
Liabilities relating to
assets held for sale	$—	$—	$13,614	$(279)

Included in:
Earnings				$248
Other comprehensive
income				(527)
				$(279)

     There were no transfers between Level 1 and Level 2 of the fair value hierarchy.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2013
(Unaudited)

Note 12. Disclosure of Interests in Subsidiaries

     A subsidiary is an entity that is controlled by MFC Industrial. The following table shows the direct and indirect significant subsidiaries as at September 30, 2013. The table excludes subsidiaries which only hold intercompany assets and liabilities and do not have an active business as well as subsidiaries whose results and net assets did not materially impact the consolidated results and net assets of the Group.

		Proportion of	Proportion
	Country of	Voting	of Beneficial
Subsidiaries	Incorporation	Interest	Interest
MFC Commodities GmbH	Austria	100%	100%
MFC Trade & Financial Services GmbH	Austria	100%	100%
IC Managementservice GmbH	Austria	100%	100%
International Trade Services GmbH	Austria	100%	100%
MFC Metal Trading GmbH	Austria	100%	100%
Kasese Cobalt Company Limited	Uganda	75%	100%
AFM Aluminiumfolie Merseburg GmbH	Germany	55%	55%
MAW Mansfelder Aluminiumwerk GmbH	Germany	55%	55%
MFC (A) Ltd.	Marshall Islands	100%	100%
MFC (D) Ltd.	Marshall Islands	100%	100%
Brock Metals s.r.o.	Slovakia	100%	100%
M Financial Corp.	Barbados	100%	100%
Mednet (Shanghai) Medical Technical
Developing Co., Ltd.	China	90%	90%
Hangzhou Zhe-er Optical Co. Ltd.	China	51%	46%
MFC Corporate Services AG	Switzerland	100%	100%
Compton Holding Austria GmbH	Austria	100%	100%
Compton Petroleum Austria GmbH	Austria	100%	100%
GPT Global Pellets Trading GmbH	Austria	100%	100%
Compton Coal Holding GmbH	Austria	100%	100%
Compton Petroleum Corporation	Canada	100%	100%
Mazeppa Processing Partnership****	Canada	0%	100	%***
MFC Resources Inc.	U.S.	70%	80	%*/**
ACC Resources S.R.L.	Argentina	70%	80	%*/**
Possehl Mexico S.A. de C.V.	Mexico	60%	60	%*
____________________

*	The non-controlling interests are classified as puttable instrument financial liabilities on the consolidated statement of financial position.

**	The beneficiary interest includes additional 10% voting interest to be acquired and paid for in November 2013.

***	This is a consolidated structured entity.

****	The Group holds an option to purchase 100% of the partnership at a pre-determined amount which was exercised in October 2013.

     As of September 30, 2013, none of non-controlling interests are material to the Group. Also, there were no significant restrictions (statutory, contractual and regulatory restrictions, including protective rights of non-controlling interests) on MFC Industrial’s ability to access or use the assets and settle the liabilities of the group.

     During the current period, the Group sold its interest in a group (which held the resource properties in India) and recognized a non-cash accounting gain of $415 on its disposition. The gain was included in the net sales in the consolidated statement of operations. The Group also acquired the non-controlling interests in 0915988 B.C. Ltd. and another group. There was no income or loss impact on the transactions and non-controlling interests aggregating $2,371 were reclassified to retained earnings.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2013
(Unaudited)

Note 13. Subsequent Events

     On November 11, 2013, the Company announced that the Board of Directors had adopted a shareholder rights plan (the “Plan”), as set forth in the Shareholder Rights Plan Agreement dated as of November 11, 2013 between the Company and Computershare Inc., as Rights Agent. The Plan is designed to encourage the fair and equal treatment of shareholders in connection with any plan to acquire effective control of the Company. Among other things, the Plan: (i) is intended to protect against unfair or coercive tactics to gain control without paying all shareholders a premium for such control, including “creeping bids” (for example, through exempt market purchases or private agreement purchases at a premium to market prices), which are inconsistent with the best interests of the Company and its shareholders; (ii) has an exception for “permitted bids”, being take-over bids that treat shareholders equally and satisfy certain other fairness requirements; and (iii) will expire in 12 months unless approved by shareholders.

     At the close of business on November 22, 2013, one right will be issued and will attach to each Common Share outstanding at that time. The rights will automatically attach to the Common Shares (including shares issued in the future).

     Subject to the terms of the Plan and to certain exceptions provided therein, the rights will become exercisable in the event that any person, together, with any of its affiliates, associates or joint actors, acquires or announces its intention to acquire 20% or more of the Company’s shares without complying with the permitted bid provisions of the Plan and where application of the Plan is not waived by the Board of Directors in accordance with its terms. If a take-over bid does not comply with the requirements of the Plan or where the application of the Plan is not waived in accordance with its terms, the rights holders (other than the acquiring person and its affiliates, associates and joint actors) will be entitled to purchase additional Common Shares at a discount to the market price. The acquiring persons will not be entitled to exercise their rights under the Plan. If a shareholder’s beneficial ownership of Common Shares as of November 11, 2013 is at or above the 20% threshold, that shareholder’s existing ownership would be grandfathered under the Plan, but the rights issued would become exercisable if such grandfathered person increases its ownership by more than 0.01%, including any acquisition of more than 0.01% of the Common Shares made after any disposition of Common Shares. Certain derivative positions are also included in the calculation of beneficial ownership under the Plan.

Note 14. Approval of Consolidated Financial Statements

     This interim financial report was approved by the Board of Directors and authorized for issue on November 13, 2013.

Note 15. Revision of Consolidated Statements of Operations during the Measurement Periods

Reconciliation of net income for the nine months ended September 30, 2012

Net income for the nine months ended September 30, 2012, as previously reported	$259,999
Adjustments during measurement periods:
- Bargain purchase	(4,915)
- Effects resulting from the adjustments since the acquisition dates	(1,835)
Net income for the nine months ended September 30, 2012, revised	$253,249

Reconciliation of net income for the year ended December 31, 2012

Net income for the year ended December 31, 2012, as previously reported	$227,621
Adjustments during measurement period:
- Bargain purchase	(21,821)
- Effects on earnings resulting from the adjustments since the acquisition date	1,715
Net income for the year ended December 31, 2012, revised	$207,515

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2013
(Unaudited)

Note 15. Revision of Consolidated Statements of Operations during the Measurement Periods (continued)

     On March 16, 2012, a subsidiary of MFC Industrial (the “Purchaser”) purchased a 75% equity interest and a shareholder loan interest in a corporation, for a total purchase price of $28,000 which was paid on March 19, 2012. The corporation has a mineral refinery plant and power plant. The acquisition of the 75% equity and the shareholder loan interests together effectively transferred a 100% economic interest in the corporation to the Purchaser.

     This acquisition was not considered as a material business combination and no goodwill or bargain purchase was previously recognized in the interim consolidated financial statements for the period ended March 31, 2012. During the measurement period, fair values of the assets were revisited and a bargain purchase of $2,359 was recognized in the consolidated financial statements for the year ended December 31, 2012. As a result, the reversal of the decommissioning obligations of $2,037 which had been previously recognized as an income item in the period ended September 30, 2012 was derecognized in the measurement period.

     In September 2012, the Group acquired a 100% equity interest in Compton and recognized a bargain purchase of $230,098 in its interim consolidated financial statements for the periods ended September 30, 2012. The bargain purchase amount was revised to $244,645 in the consolidated financial statements for the year ended December 31, 2012. During the measurement period in September 2013, the fair values of the assets and liabilities of CPC Group were revisited and it was determined that the bargain purchase was $222,824 on the acquisition date. As a result, interest on liabilities was recomputed and finance costs were reduced by $202 for the period ended September 30, 2012 and by $797 for the year ended December 31, 2012. In addition, expiry loss of the unproved lands of $918 was derecognized for the year ended December 31, 2012.

     Pursuant to IFRS 3, Business Combinations, comparative information for prior periods presented in financial statements has been revised to account for the above-mentioned adjustments retrospectively.

     The following table reconciles the retained earnings as at December 31, 2012 before and after the adjustments during the measurement period in connection with the acquisition of Compton:

Retained earnings as at December 31, 2012, as previously reported	$426,184
Adjustments during measurement period:
- Bargain purchase	(21,821)
- Effects on earnings resulting from the adjustments since the acquisition date	1,715
Retained earnings as at December 31, 2012, revised	$406,078

NEWS RELEASE
Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683 8286 ex 224 rrandall@bmgmt.com	Investors Cameron Associates Kevin McGrath 1 (212) 245 4577 kevin@cameronassoc.com

MFC INDUSTRIAL LTD. REPORTS RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013
- Revenues increased by 58 percent –

NEW YORK (November 14, 2013) . . . MFC Industrial Ltd. (“MFC” or the “Company”) (NYSE: MIL) announces its results for the nine- and three-month periods ended September 30, 2013 and provides an update on its recent corporate developments. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards. (All references to dollar amounts are in United States dollars unless otherwise stated.)

HIGHLIGHTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013
►	Revenues increased by over 58% to $591.8 million in the nine months ended September 30, 2013 compared to the same period in 2012.
►	EBITDA was $54.6 million for the nine months ended September 30, 2013.*
►

Net income for the nine months ended September 30, 2013 decreased to $22.2 million, or $0.35 per share on a diluted basis, compared to $252.1 million, or $4.03 per share, for the same period of 2012. This was primarily due to the recognition of a bargain purchase of $225.2 million, or $3.60 per share, in the 2012 period, higher costs of sales and the flooding in Alberta, Canada.

►

Development arrangement with local operator at Niton, who will spend a minimum of C$50 million to drill a minimum of 12 net wells on our undeveloped lands in the next three years. MFC can elect to participate for 30% on a look-back basis in such wells, or we can elect to receive a 10% gross royalty on the production. In addition, we will process the natural gas though our processing plant.

►

Annual cash dividend for 2013 is $0.24 per common share. The dividend is 9% higher than that paid in 2012 and based on our per share price at the end of 2012, represents a yield of approximately 2.81% compared to an annual dividend yield of approximately 2.5% for the NYSE Composite Index in 2012. The 2013 cash dividend was paid in equal quarterly installments of $0.06 per common share.

*Note:

EBITDA is not a measure of financial performance under International Financial Reporting Standards (“IFRS”), has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS. See page 3 of this news release for a reconciliation of our net income to EBITDA.

PAGE 1/15

For the nine months ended September 30, 2013, our revenues increased by 58% compared to the same period in 2012. This was good, but we can certainly improve. Our EBITDA (earnings before interest, taxes depreciation and amortization) for the current nine-month period was impacted by higher costs of sales. During the three months ended September 30, 2013, our commodities operations were also adversely affected by historically severe flooding in the Southern Alberta, Canada, region in and around the city of Calgary. Such flooding caused us to lose 73 days of natural gas production which resulted in approximately C$7.5 million in lost net revenue and approximately C$1.5 million in capital expenditures for repairs. Such operations returned to normal operating levels on September 26, 2013.

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

Total revenues for the nine months ended September 30, 2013 increased 58% to $591.8 million, compared to $373.9 million in 2012. Revenues were up for the nine months ended September 30, 2013 because of several factors, including the integration of our new operations and increases in volumes for some of our commodities.

EBITDA for the nine months ended September 30, 2013 was $54.6 million. EBITDA has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for our results as reported under IFRS. See page 3 of this news release for a reconciliation of net income to EBITDA.

Net income for the nine ended September 30, 2013 decreased to $22.2 million, or $0.35 per share on a diluted basis, from $252.1 million, or $4.03 per share on a diluted basis (which included a bargain purchase gain of $225.2 million in the same period of 2012), for the same period last year. Net income for the current nine month period was down due to several factors, including higher costs of sales and the flooding in Alberta, Canada.

The income statement for the nine months ended September 30, 2013 includes non-cash depletion and depreciation expenses of approximately $18.4 million, or $0.29 per share on a diluted basis. Depletion and depreciation are non-cash expenses and represent the amortization of the historical cost of our natural gas assets and other assets over their economic life. They are income statement expenses but are added back in the cash flow statement.

Revenues for our commodities and resources business were $566.6 million for the nine months ended September 30, 2013, compared to $345.8 million for the same period in 2012. Included are the gross revenues generated by our iron ore royalty interest which, for the nine months ended September 30, 2013, were approximately $18.5 million, compared to $19.7 million in 2012. A total of 2.0 million tons of iron ore products were shipped during the nine months of 2013, compared to 2.3 million tons shipped during the same period in 2012.

Revenues from our merchant banking business were $8.9 million for the nine months ended September 30, 2013, compared to $14.3 million for the same period in 2012.

Other revenues, which encompass our corporate and other operations, were $16.4 million for the nine months ended September 30, 2013, compared to $13.8 million for the same period in 2012.

Costs of sales increased to $508.4 million during the nine months ended September 30, 2013 from $302.9 million for the same period in 2012. Selling, general and administrative expenses increased to $46.3 million for the nine months ended September 30, 2013 from $32.4 million for the same period in 2012.

OVERVIEW OF OUR RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

Our total revenues by operating segment for each of the nine months ended September 30, 2013 and 2012 are broken out in the table below:

REVENUES
All amounts in thousands
	September 30, 2013	September 30, 2012
	nine months	nine months
Commodities and resources	$566,572	$345,822
Merchant banking	8,880	14,290
Other	16,351	13,784

Total revenues	$591,803	$373,896

PAGE 2/15

Our income from operations for each of the nine months ended September 30, 2013 and 2012 are broken out in the table below:

INCOME FROM OPERATIONS
All amounts in thousands, except per share amounts
	September 30, 2013	September 30, 2012
	nine months	nine months
Commodities and resources	$17,557	$20,995
Merchant banking	13,579	241,776*
Other	(6,439)	(5,095)

Income before income taxes	24,697	257,676
Income tax recovery (expenses)	1,208	(417)
Resource property revenue tax expenses	(3,611)	(4,010)
Net income attributable to non-controlling interest	(67)	(1,103)

Net income attributable to our shareholders	$22,227	$252,146

Earnings per share, diluted	$0.35	$4.03

*Note:	The nine months of 2012 included a bargain purchase of $225.2 million or $3.60 per share.

EBITDA BREAKDOWN

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Management uses EBITDA as a benchmark measurement of its own operating results, and as a benchmark relative to its competitors. Management considers it to be a meaningful supplement to net income as a performance measure primarily because we incur depreciation, depletion and amortization expenses and EBITDA generally represents cash flow from operations. The following table reconciles our EBITDA to net income for the nine months ended September 30, 2013 to net income.

EBITDA (earnings before interest, taxes, depreciation and amortization) All amounts in thousands
September 30, 2013
Net income	$22,294
Income taxes	2,403
Finance costs	11,551
Depreciation, depletion and amortization	18,383

EBITDA	$54,631

*Note:

EBITDA is not a measure of financial performance under IFRS, has significant limitations as an analytical and should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS.

PAGE 3/15

FINANCIAL

The following table highlights certain selected key numbers and ratios as of September 30, 2013 in order to assist our shareholders to better understand MFC’s financial position.

FINANCIAL HIGHLIGHTS All amounts in thousands, except per share amount and ratios
September 30, 2013
Cash, cash equivalents and securities	$293,478
Short-term deposits	188
Trade receivables	95,504
Current assets	686,400
Total assets	1,289,413
Current liabilities	287,645
Working capital	398,755
Current ratio*	2.39
Acid test ratio*	1.50
Total liabilities	551,515
Shareholders’ equity	735,339
Equity per common share	11.76

*Note:

The current ratio is calculated as current assets divided by current liabilities. The acid test ratio is calculated as cash and cash equivalents plus short-term cash deposits, short-term securities and receivables divided by total current liabilities (excluding liabilities relating to assets held for sale).

LIQUIDITY

As at September 30, 2013, we had cash, short-term deposits and securities of $293.7 million. We monitor our capital on the basis of our debt-to-adjusted capital ratio and long-term debt-to-equity ratio.

LIQUIDITY All amounts in thousands
	September 30, 2013	December 31, 2012
Total debt	$186,532	$162,993
Less: cash and cash equivalents	(281,225)	(273,790)

Net debt (net cash & cash equivalents)	(94,693)	(110,797)
Shareholders’ equity	735,339	737,091

LONG-TERM DEBT

The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity.

LONG-TERM DEBT AND DEBT METRICS All amounts in thousands, except ratio
	September 30, 2013	December 31, 2012
Long-term debt, less current portion*	$145,977	$118,824
Shareholders’ equity	735,339	737,091
Long-term debt-to-equity ratio	0.20	0.16

*Note:	This table does not include the MPP term financing as it involves a purchase option & future processing fees.

PAGE 4/15

CREDIT FACILITIES

We maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term, and are used for day-to-day business and structured financing activities in commodities. The amounts drawn under such facilities fluctuate with the type and level of transactions being undertaken.

As at September 30, 2013, we had credit facilities aggregating $492.9 million as follows: (i) unsecured revolving credit facilities aggregating $219.6 million from banks; (ii) revolving credit facilities aggregating $47.1 million from banks for structured solutions, a special trade financing where the margin is negotiable when the facility is used; (iii) a non-recourse factoring arrangement with a bank for up to $128.6 million for our commodities activities. We may factor our commodity receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) a foreign exchange credit facility of $59.6 million with a bank; and (v) secured revolving credit facilities aggregating $38.0 million. All of these facilities are renewable on a yearly basis.

UPDATE ON OUR NATURAL GAS & MIDSTREAM FACILITIES

In June 2013, Alberta, Canada, experienced heavy rainfall that triggered catastrophic flooding described by the provincial government as the worst in Alberta history. Rivers and their tributaries were particularly affected. Four people were confirmed dead as a direct result of the flooding and over 100,000 people were displaced throughout the region. Total damage estimates exceeded C$5 billion and in terms of insurable damages, is one of the costliest disasters in Canadian history.

One of our sour gas pipelines and a fuel gas line that feed our main gas processing facility were damaged and exposed by the flooding at the Sheep River crossing, and our Incident Management Team was activated. Although there were no leaks, there was surface damage to the protective covering, necessitating the decision to block in all sour production and sweeten and de-pressure the exposed line to eliminate any chance of a release. All sour gas wells feeding the pipeline were shut in. The sour gas production without this pipeline was not enough to keep our plant running and so the plant was shut down in mid-July 2013.

We have spent approximately C$1.5 million to repair the pipeline and gas line. This project required significant effort, including: surveys; line locates; excavation; work crews; sourcing pipe; arranging for welders; and applying for an updated pipeline license.

The high pressure drill method of replacing the pipe was required to ensure regulatory approval without disturbing the river and wildlife. On September 26, 2013, the high sour gas gathering system was brought back on line to pre-flood volumes and the plant showed little effects of the prolonged shut down.

We have filed a claim with the insurer for approximately C$9 million which includes approximately C$7.5 million in lost revenues for the three month period, while the balance is for the actual repair costs associated with the replacement of the pipeline.

NITON ARRANGEMENT

In November 2013, we entered into an agreement with an experienced local oil and gas company (the “Operator”) to develop certain oil and gas properties held by us in the Niton area of Alberta. The Operator is a oil and gas exploration and production company, that has a significant presence in the area already, and currently produces 7,000 – 8,000 boe/d.

Terms

  The Operator will spend a minimum of C$50 million to drill at least three net wells per year and a total of 12 net wells (to a minimum of 800 horizontal meters each) during the initial three-year term.
  The Operator will pay 100% of the drilling and completion costs of each well at its sole risk and expense.
  After a well is drilled and there is continuous production from each well we can elect to participate for up to 30% on a look-back basis in the working interest of each well by paying 25% of its actual costs; or
  Alternatively, we can elect to receive a 10% gross royalty on the production instead.
  We will process the natural gas produced from the new wells through our processing plant for the life of the wells.

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MARGINAL WELLS

A portion of our production comes from predominantly shallow low productivity, low pressure dry gas wells located in Southern Alberta. The challenge facing us and other operators in the region arises from trying to profit from these assets in a low gas price environment coupled with high operating costs.

The strategy to address these profitability issues is focused on implementing a “marginal well” operation to achieve the lowest possible cost of production, as well as potentially layering in a gas price hedging program to improve the revenue profile. The marginal wells in this area are homogenous, low risk, low decline, multi-zone production that includes gas and light oil opportunities. There is an extensive low pressure, large diameter gathering system owned and operated in the area which provides competitive advantages and flexibility to acquire and operate similar assets in an efficient manner.

In addition to the development of our existing lands, opportunities exist in the region for further consolidation and acquisition. Our marginal wells are expected to be economically stronger as part of an expanded entity with similar homogenous well types and we have an opportunity to acquire wells that other producers have struggled to operate under their higher-cost structures. By offering such producers the opportunity to dispose of these marginally productive wells, we are in a better position to acquire these and establish a profitable earnings profile. We intend to focus on additional cost reduction and optimization through a variety of means.

Wells and other processing facilities: The following table sets out our average sales prices, operating costs, royalty amounts, transportation costs and production for the nine months ended September 30, 2013:

NATURAL GAS WELLS (COSTS AND PRODUCTION)
All amounts in Canadian dollars, except production numbers
For the nine months ended September 30, 2013
	Natural Gas	NGLs (1)	Crude Oil	Total
	(C$/mcf)	(C$/bbl)	(C$/bbl)	(C$/boe)
Price(2)	C$ 3.34	C$ 78.41	C$ 87.36	C$ 30.48
Royalties	0.63	25.77	20.88	6.96
Transportation costs	0.14	4.61	2.55	1.34
Operating costs(3)	---	---	---	13.48
Production(4)	13,054 mmcf	306.1 mboe	86.0 mbbl	2,567.7 mboe

Notes:	(1)	Includes sulphur.
	(2)	Average sales price includes third party processing fees.
	(3)	A portion of our natural gas production is associated with crude oil production. Excludes the impact of hedging on prices and does not include non-cash operating costs of C$5.48 per boe consisting of depletion, depreciation and amortization. Operating costs per individual product are not available as they are charged to gas production only, and any allocation would be arbitrary.
	(4)	Net of working interest.

Update on our Midstream Facilities: The plans for our gas processing facility include the development of midstream facilities that will help reduce our exposure to the volatility of natural gas prices and have the potential to create long-term stable processing income, as well as a value-added-component for our natural gas asset. Our strategy involves pursuing bolt-on or value-added projects to our existing facility. We have placed the orders for the generators for the co-generation plant (17 to 60 MW) that will provide electricity for our own use with any surplus power being sold to the electrical grid.

Well Cycle Policy: Our well cycle policy gives us the ability to maximize and protect the value of our assets by shutting in unprofitable production until natural gas pricing returns to adequate economic levels. When our production becomes economical we will resume operations.

Land bank: Our land bank as at September 30, 2013 was 289,420 net undeveloped acres (1,171.2 square kilometers) which we do not plan to sell or develop at this time.

PAGE 6/15

UPDATE ON NEW MARKETS AND EXPANSION OF OUR COMMODITIES PLATFORM

As part of the integration of MFC Resources Inc. (formerly: ACC Resources) (“MFCR”) into our group, we are now utilizing our Shanghai office for our China sourcing and freight forwarding from Asia. One of our main goals at MFCR is to reduce the cost of shipping which is the key component to enhancing their competiveness.

We are evaluating the possible value added benefits of establishing a warehouse facility at our existing processing plant in Alberta, which would provide central distribution into the Canadian and U.S. oil and gas and farming industries. The facility benefits from a rail terminal, which runs to the west coast of Canada linking into the ports of Seattle and Tacoma in the U.S. as well as Vancouver in Canada.

One of our new trading products in Mexico is proppants, which are purchased in China, and shipped, warehoused and sold in South America. We have also increased management personnel in these markets.

UPDATE ON THE ROYALTY INTEREST AT THE WABUSH MINE

In March of this year, the operator of the Wabush Iron Ore Mine (“Wabush”), Cliffs Natural Resources Inc. (“Cliffs”), has announced that it was changing its production of the mine to iron ore concentrates from iron ore pellets. In the third quarter of this year, Cliffs started shipping concentrate as well as pellets. For the nine months ended September 30, 2013, Cliffs shipped a total of 2,034,271 tons of iron ore pellets and concentrate, compared to 2,338,303 tons in 2012. The price per ton (ore pellets and/or concentrate) for the nine months was C$9.34 versus C$9.49 in the same period in 2012.

The following table shows tonnage and pricing from our royalty interest for the three months ended September 30, 2013 and 2012.

ROYALTY INTEREST PAYMENTS FROM THE WABUSH MINE
All amounts in are in Canadian dollars, except tonnage amounts
	September 30, 2013	September 30, 2012
	three months	three months
Total tonnage concentrate/ pellets shipped	1,176,984	944,701
Average price per ton	$9.34	$9.40
Revenue from pellets	$10,996,562	$8,885,858

Cliffs have narrowed their 2013 full year Eastern Canadian iron ore sales and production volume expectations to 8.5 million to 9 million tons, up slightly from their previous range of 8 million to 9 million tons. This is comprised of 5.5 million to 6 million tons from other Eastern Canadian mines and 3 million tons from Wabush.

UPDATE ON OUR CAPTIVE SOURCES OF FERROUS METALS AT PEA RIDGE

MFC has appointed a new general manger to manage our interest in Pea Ridge mine and work with our partner, Alberici Group, Inc. in St Louis, Missouri.

The project is currently at a preliminary stage and any decision on proceeding, including development activities, is dependent on the completion of further analysis, including feasibility studies. Activities at the project are proceeding in an orderly fashion and it is currently anticipated that substantial additional expenditures will be incurred in order to determine the feasibility of the project.

ACCOUNTING NOTES

Revision of Bargain Purchase During the Measurement Period

Pursuant to IFRS 3, Business Combinations, comparative information for prior periods presented in financial statements is revised to account for adjustments made during the measurement period in connection with a business combination.

PAGE 7/15

In September 2012, we acquired a 100% equity interest in Compton Petroleum Corporation (“Compton”) and recognized a bargain purchase of $244.6 million in the consolidated financial statements for the year ended December 31, 2012. During the measurement period in September 2013, the fair values of the assets and liabilities of Compton were revisited and it was determined that the bargain purchase was $222.8 million on the acquisition date. As a result, interest on liabilities was recomputed and finance costs were reduced by $0.8 million for the year ended December 31, 2012. In addition, expiry loss of the unproved lands of $0.9 million was de-recognized for the year ended December 31, 2012.

The following table reconciles the retained earnings as at December 31, 2012 before and after the adjustments during the measurement period in connection with the acquisition of Compton:

RETAINED EARNINGS
All amounts in thousands
As at December 31, 2012
Retained earnings as previously reported	$426,184
Changes during measurement periods:
■ Bargain purchase	(21,821)
■ Effects resulting from the adjustments since the acquisition date	1,715

Retained earnings, revised	$406,078

Decommissioning Obligations

Our provisions for decommissioning obligations represent management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows.

Decommissioning obligations were $106.9 million at September 30, 2013 and $136.6 million at December 31, 2012, or a change of $30.0 million during the nine months ended September 30, 2013. These changes are primarily recorded with a corresponding change to the carrying amounts of related properties. Adjustments to the carrying amounts of related properties have no profit or loss impact.

ANNUAL CASH DIVIDEND

In January, our Board of Directors declared an annual cash dividend for 2013 of $0.24 per common share. The dividend is 9% higher than the dividend paid in 2012 and represents a yield of approximately 2.81% compared to an annual dividend yield of approximately 2.5% for the NYSE Composite Index in 2012. Details of the dividend are as follows:

  The 2013 cash dividend was paid in equal quarterly installments of $0.06 per common share.
  The first payment was paid on February 8, 2013.
  The second payment was paid on April 22, 2013.
  The third payment was paid on July 30, 2013.
  Final payment was paid on October 28, 2013.

CORPORATE TAXATION

We are a company that strives to be fiscally responsible. The corporate income tax paid in cash was approximately $2.3 million for the nine months ended September 30, 2013.

PAGE 8/15

COMMENTS

Chairman Michael Smith commented: “Our revenues increased by 58% for the nine months ended September 30, 2013, compared to the same period in 2012. This was good, but we can certainly improve on it. On the trading side we saw pricing of some commodities under seasonal pressure during the nine months. We still need to improve our margins, they are not at what we believe are acceptable levels.

We are continuing to make progress towards our goal of building a global commodities supply chain company, with the emphasis on the expansion of our operations and increasing our captive sources of supply. With any expansion or acquisition, our policy is to avoid diluting our shareholders by issuing new shares and to maintain our balance sheet and financial ratios.”

Shareholders are encouraged to read the entire Form 6-K, which includes our unaudited financial statements and management’s discussion and analysis for the nine months ended September 30, 2013 and was filed with the U.S. Securities and Exchange Commission and Canadian securities regulators today, for a greater understanding of the Company.

Today at 10:00 a.m. EDT (7:00 a.m. PDT), a conference call will be held to review MFC’s announcement and results. This call will be broadcast live over the Internet at www.mfcindustrial.com. An online archive will be available immediately following the call and will continue for seven days. You may also to listen to the audio replay by phone by dialing: 1 (888) 286 8010, using conference number 49101090. International callers dial: 1 (617) 801 6888.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities related to the integrated combination of commodities and resources interests. We also provide logistics, financial and risk management services to producers and consumers of commodities. To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.

Page 9/15

Disclaimer for Forward-Looking Information

This document contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature, including, without limitation, statements regarding our future plans, including in respect of partnerships and joint ventures respecting our processing facilities and related expansion projects, implementation of current strategies and our plans for our projects and the future plans and projections of the operator of our royalty interest. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things: (i) periodic fluctuations in financial results as a result of the nature of our business; (ii) commodities price volatility; (iii) economic and market conditions; (iv) competition in our business segments; (v) decisions and activities of operators of our resource interests or any revisions to their current plans and projections, which could be made without notice to us; (vi) the availability of commodities for our commodities and resources operations; (vii) the availability of suitable acquisition or merger or other proprietary investment candidates and the availability of financing necessary to complete such acquisitions or development plans; (viii) our ability to realize the anticipated benefits of our acquisitions; (ix) additional risks and uncertainties resulting from strategic investments, acquisitions or joint ventures; (x) counterparty risks related to our trading activities; (xi) unanticipated grade, geological, metallurgical, processing or other problems experienced by the operators of our resource interests (xii) delays in obtaining requisite environmental and other permits or project approvals; (xiii) potential title and litigation risks inherent with the acquisition of distressed assets; (xiv) risks related to exploration, development and construction of a previously shut-down mine project, including the suitability and integrity of historic mine structures; (xv) the availability of services and supplies; (xvi) operating hazards; and (xvii) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and our Management’s Discussion and Analysis for the year ended December 31, 2012, filed with the Canadian securities regulators.

UNAUDITED FINANCIAL TABLES FOLLOW –

Page 10/15

MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
September 30, 2013 and December 31, 2012
(Unaudited)
(United States Dollars in Thousands)

ASSETS

	September 30,	December 31,
	2013	2012
Current Assets

Cash and cash equivalents	$281,225	$273,790
Short-term deposits	188	182
Securities	12,253	6,658
Restricted cash	243	889
Trade receivables	95,504	72,820
Other receivables	22,450	18,314
Inventories	94,589	142,925
Real estate held for sale	47,510	12,210
Deposits, prepaid and other	26,998	27,833
Assets held for sale	105,440	124,192
Total current assets	686,400	679,813

Non-current Assets

Securities	5,574	9,637
Equity method investments	24,493	22,382
Investment property	–	34,152
Property, plant and equipment	78,481	80,139
Interests in resource properties	339,515	383,745
Hydrocarbon probable reserves	95,903	99,142
Hydrocarbon unproved lands	30,520	31,701
Accrued pension assets, net	760	–
Deferred income tax assets	27,136	25,640
Other	631	776
Total non-current assets	603,013	687,314
Total assets	$1,289,413	$1,367,127

Page 11/15

MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (cont’d)
September 30, 2013 and December 31, 2012
(Unaudited)
(United States Dollars in Thousands)

LIABILITIES AND EQUITY
	September 30,	December 31,
	2013	2012
Current Liabilities

Short-term bank borrowings	$165,949	$150,396
Debt, current portion	40,555	44,169
Account payables and accrued expenses	58,593	79,323
Facility term financing	6,701	10,462
Provisions	70	80
Income tax liabilities	2,163	2,866
Deferred sale liabilities	–	26,637
Liabilities relating to assets held for sale	13,614	29,806
Total current liabilities	287,645	343,739

Long-term Liabilities

Debt, less current portion	145,977	118,824
Facility term financing	–	12,263
Deferred income tax liabilities	3,340	3,391
Decommissioning obligations	106,850	136,642
Accrued pension obligation, net	–	1,228
Puttable instrument financial liabilities	7,703	7,761
Total long-term liabilities	263,870	280,109
Total liabilities	551,515	623,848

EQUITY

Capital stock	383,116	382,746
Treasury stock	(68,980)	(68,610)
Contributed surplus	13,037	13,037
Retained earnings	419,417	406,078
Accumulated other comprehensive income (loss)	(11,251)	3,840
Shareholders’ equity	735,339	737,091
Non-controlling interests	2,559	6,188
Total equity	737,898	743,279
	$1,289,413	$1,367,127

Page 12/15

MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Nine Months Ended September 30, 2013 and 2012
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2013	2012
Net Sales	$586,124	$369,091
Equity income	5,679	4,805
Gross revenues	591,803	373,896

Costs and Expenses:
Costs of sales	508,446	302,861
Selling, general and administrative	46,293	32,394
Share-based compensation – selling, general and administrative	–	9
Finance costs	11,551	6,913
	566,290	342,177

Income from operations	25,513	31,719

Other items:
Exchange differences on foreign currency transactions	104	774
Change in fair value of puttable instrument financial liabilities	(920)	–
Bargain purchase	–	225,183*

Income before income taxes	24,697	257,676

Income tax (expense) recovery:
Income taxes	1,208	(417)
Resource property revenue taxes	(3,611)	(4,010)
	(2,403)	(4,427)

Net income for the period	22,294	253,249
Net income attributable to non-controlling interests	(67)	(1,103)
Net income attributable to owners of the parent company	$22,227	$252,146

Basic earnings per share	$0.36	$4.03
Diluted earnings per share	$0.35	$4.03

Weighted average number of common shares outstanding
- basic	62,552,126	62,556,572
- diluted	62,833,963	62,556,572

          * Note: Revised during the measurement period as required by IFRS 3, Business Combinations.

PAGE 13/15

MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended September 30, 2013 and 2012
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2013	2012
Net Sales	$213,418	$118,597
Equity income	2,198	1,515
Gross revenues	215,616	120,112

Costs and Expenses:
Costs of sales	194,811	100,449
Selling, general and administrative	12,961	11,620
Finance costs	3,620	2,582
	211,392	114,651

Income from operations	4,224	5,461

Other items:
Exchange differences on foreign currency transactions	2,596	(206)
Change in fair value of puttable instrument financial liabilities	(441)	–
Bargain purchase	–	222,824*

Income before income taxes	6,379	228,079
Income tax (expense) recovery:
Income taxes	2,738	(2,019)
Resource property revenue taxes	(2,067)	(1,445)
	671	(3,464)

Net income for the period	7,050	224,615
Net loss income attributable to non-controlling interests	(73)	(474)
Net income attributable to owners of the parent company	$6,977	$224,141

Basic earnings per share	$0.11	$3.58
Diluted earnings per share	$0.11	$3.58

Weighted average number of common shares outstanding
- basic	62,552,126	62,552,201
- diluted	62,723,772	62,552,201

          * Note: Revised during the measurement period as required by IFRS 3, Business Combinations.

PAGE 14/15

MFC INDUSTRIAL LTD.
FINANCIAL HIGHLIGHTS
As of September 30, 2013
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amount and Ratios)

Cash and cash equivalents and short-term securities	$293,478

Trade receivables	95,504

Current assets	686,400

Total assets	1,289,413

Current liabilities	287,645

Working capital	398,755

Current ratio	2.39

Acid test ratio	1.50

Long term debt, less current portion	145,977

Long-term debt-to-shareholders’ equity	0.20

Total Liabilities	551,515

Shareholders’ equity	735,339

Equity per common share	11.76

PAGE 15/15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date: November 14, 2013